Exhibit 1

Annual Report 2002

Table of contest
Financial Calendar 2003

To the shareholders
5-year key figures
2002 highlights
Management’s and Auditors’ report
Strategy – Focus on two segments
Tanker division
Bulk division
Other activities
Important events since year-end 2002
Outlook
Dampskibsselskabet “NORDEN” A/S
Safety and the environment
Managing risk and exposure
Unusual events during the financial year
Human resources
Corporate Governance,
Investor Relations and Dividends
The share and key shareholders
Fleet list
Financial review
Critical accounting policies
Financial statements
Accounting policies
Income statement
Balance sheet
Statement of changes in Shareholders’ equity
Cash flow statement
Notes
Board of Directors and Management
Copenhagen Stock Exchange Announcements
Glossary and Definitions of financial ratios
Basic information

FINANCIAL CALENDAR 2003

TORM expects to convene its annual general meeting as well as to announce its quarterly reports on the following dates:

Ordinary general meeting:	9 April 2003
Quarterly report - first quarter:	22 May 2003
Quarterly report - second quarter:	19 August 2003
Quarterly report - third quarter:	21 November 2003

For the first 10 months of the year, the product tanker market was unquestionably weaker than in 2001, which was in line with our expectations. Reduced demand, coupled with excessive capacity, were the primary reasons for lower freight rates. Other factors, such as an elusive worldwide economic recovery, concern about the situation in the Middle East and not least a continuing high oil price all contributed to lower freight rates.

However, the longer term view of the product tanker market remains positive in our view, given the expected increase in scrapping of older tonnage, and indeed sharply higher rates in the final two months of the year again illustrated that this market is quite finely balanced and easily affected by political and economic developments. The trend towards increasing refinery capacity away from the western hemisphere – in itself the biggest consumer of refined products – appears set to continue, resulting in growing demand for the transportation of clean petroleum products. Increasing focus on, and demand for, quality tonnage will only become greater, illustrated by the sinking of the single hulled tanker “Prestige” off the coast of Spain in November 2002.We expect that accidents such as this will, in turn, lead to an acceleration of the removal from the market of older, single hulled tankers.

To the shareholders

Our newbuilding program remains on schedule. During 2002, we took delivery of four 45,800 dwt MR product tankers. In January 2003, a further two sister vessels were delivered, thus completing this six vessel order. With these deliveries, TORM’s owned product tanker fleet had an average age of 6.2 years, one of the youngest in the market. All TORM’s product tankers are double-hulled. TORM’s remaining order book consists of four more vessels, two 100,000 dwt LR2 product tankers and two 75,000 dwt LR1 product tankers, which will be delivered at the end of 2003 and in 2004.Including these vessels, the total investment program for the ten vessels exceeds DKK 2.6 billion.

It is with great satisfaction that we note that the development of our pools – a key element in our strategy – met with considerable success during the year with the addition of three major ship owners placing a further ten vessels in our three pools, of which the LR2 pool is co-managed with A.P. Møller. We have chosen pooling as a means to strengthen our market position, which in turn delivers many benefits to our partners, our customers and TORM.A ten-vessel order involving TORM and five ship owners was a milestone for us in 2002.

We also had an active year in the dry bulk segment where we increased the size of our Panamax fleet by 13 vessels through timecharters at attractive rates to take advantage of improved market conditions that took place at the end of third quarter 2002.The bulk division is expected to make a positive contribution to our 2003 results.

Our strategy remains to focus on areas where we can achieve a meaningful market position. As a consequence, we decided to divest the liner activity, which took place in September 2002.It was with great pleasure that we succeeded in selling the liner activity at a fair price and at the same time secured positions for the employees in a renowned Danish shipping company. I extend my thanks to the employees of the liner activity for all their great efforts through the years at TORM, and wish them good luck going forward.

In July 2002, we announced via the Copenhagen Stock Exchange our decision to make a public offer for all shares of Dampskibsselskabet “NORDEN” A/S. Our plan was to consolidate tanker operations under the TORM name, and the dry cargo activity under the NORDEN banner. The combined company would not only benefit from operational advantages but would make our company of greater interest to both customers, suppliers and investors. At 31 December 2002 TORM owned 33.35% of NORDEN and we remain committed to finding a satisfactory solution.

It was noted with pleasure that the Danish Parliament passed the law on tonnage tax, which without doubt will be to the benefit of Danish shipping. Thereby, a level playing field with other important shipping nations has been secured. TORM has entered the tonnage tax scheme with effect from 1 January 2001.

We continue to work on ways to improve the liquidity of our share. In this respect, we listed ADRs on the NASDAQ stock exchange in New York in April 2002, while keeping the listing on the Copenhagen Stock Exchange and although initial trading in the US has been limited, we are convinced that the dual listing has improved our profile among international investors and has helped our share outperform comparable shares in the shipping industry during the year.

In closing, I would like to extend my sincere thanks to all our dedicated staff both at sea and ashore for a first class effort in 2002.

/s/ Klaus Kjærulff

Klaus Kjærulff

CEO

In 2002, we have continued to focus the Company on its two core business areas, the ownership and operations of product tankers and dry bulk ships, including further investment in these two areas. The events of the past year have confirmed that our chosen strategy is the right way ahead for TORM.

Group financial highlights

DKK mill.	2002		2001		2000		1999		1998
			Restated		Restated		Restated		Restated
	Total Group	Continuing operations*	Total Group	Continuing operations*	Total Group	Continuing operations*	Total Group	Continuing operations*	Total Group	Continuing operations*

INCOME STATEMENTS
Net revenue	1,948	1,547	2,584	2,003	2,159	1,594	1,441	920	1,654	1,134
Port expenses, Bunkers, Charter hire and Operating costs	(1,616)	(1,236)	(1,793)	(1,254)	(1,546)	(1,019)	(1,221)	(741)	(1,377)	(923)
Net earnings from shipping activities (Gross profit)	332	311	791	749	613	575	220	179	277	211
Provision for vessels on B/B charter	0	0	0	0	0	0	0	0	(80)	(34)
Profit from sale of vessels and interests	81	17	93	92	12	11	0	0	(1)	(4)
Administrative expenses	(116)	(102)	(130)	(114)	(84)	(67)	(64)	(47)	(66)	(51)
Other operating income	55	55	60	58	45	45	30	26	20	18
Profit before depreciation (EBITDA)	352	281	814	785	586	564	186	158	150	140
Depreciation	(145)	(140)	(159)	(148)	(221)	(206)	(205)	(185)	(392)	(372)
Profit before financial items (EBIT)	207	141	655	637	365	358	(19)	(27)	(242)	(232)
Financial items	(92)	(120)	(101)	(92)	(157)	(154)	(126)	(117)	(88)	(81)
Profit/(loss) before tax	115	21	554	545	208	204	(145)	(144)	(330)	(313)
Tax	360	360	(166)	(166)	(53)	(53)	56	56	112	112
Profit/(loss) after tax	475	381	388	379	155	151	(89)	(88)	(218)	(201)
Extraordinary items	0	0	0	0	0	0	0	0	69	75
Net profit for the year	475	381	388	379	155	151	(89)	(88)	(149)	(126)

BALANCE SHEET
Fixed assets	3,284	3,284	2,274	2,250	2,340	2,310	2,796	2,693	2,430	2,313
Total assets	4,109	4,109	3,619	3,421	3,593	3,362	3,930	3,636	3,607	3,309
Shareholders’ equity	1,719	1,719	920	871	602	565	515	509	887	887
Provisions	0	0	360	360	206	206	175	149	232	208
Total liabilities	2,390	2,390	2,339	2,190	2,785	2,591	3,240	2,978	2,488	2,214

Invested capital	2,940		1,862		2,010		2,656		2,219
Net interest bearing debt	1,511		980		1,436		2,160		1,350
Cash and bonds	522		827		726		604		738

CASH FLOW
From operating activities	261		682		287		69		267
From investing activities	(1,118)		(54)		591		(522)		(342)
Thereof investment in tangible fixed assets	(954)		(554)		(351)		(527)		(345)
From financing activities	552		(519)		(756)		319		39
Cash etc., in companies acquired/divested	0		(8)		0		0		0
Net cash flow	(305)		101		122		(134)		(36)

KEY FIGURES **
Gross margin	17.0%	20.1%	30.6%	37.4%	28.4%	36.1%	15.3%	19.5%	16.7%	18.6%
EBITDA margin	18.1%	18.2%	31.5%	39.2%	27.1%	35.4%	12.9%	17.2%	9.1%	12.3%
EBIT margin	10.6%	9.1%	25.3%	31.8%	16.9%	22.5%	(1.3% )	(2.9% )	(14.6% )	(20.5% )
Share price, end of period	56.4		46.0		59.0		24.0		20.0
Millions of shares, end of period	18.2		18.2		18.2		18.2		18.2
Earnings per share	26.1		21.3		8.5		(4.9)		(8.2)
RoE	36.0%		51.0%		27.8%		(12.7% )		NA
RoIC	8.6%		33.8%		15.6%		(0.8% )		NA
Equity ratio	41.8%		25.4%		16.8%		13.1%		24.6%
Proposed dividend per share	2.0		4.0		2.0		0.0		0.6
Exchange rate USD/DKK, end of period	7.08		8.41		8.02		7.40		6.39
Exchange rate USD/DKK, average	7.89		8.32		8.08		6.98		6.70

*) Continuing operations exclude the liner activity,

**) Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts. Formulas are found in the back of this Annual Report.

USD mill.	2002		2001		2000		1999		1998
			Restated		Restated		Restated		Restated
	Total Group	Continuing operations*	Total Group	Continuing operations*	Total Group	Continuing operations*	Total Group	Continuing operations*	Total Group	Continuing operations*

INCOME STATEMENTS
Net revenue	247	196	310	241	267	197	207	132	247	169
Port expenses, Bunkers, Charter hire and Operating costs	(205)	(157)	(215)	(151)	(191)	(126)	(175)	(106)	(205)	(138)
Net earnings from shipping activities (Gross profit)	42	39	95	90	76	71	32	26	41	31
Provision for vessels on B/B charter	0	0	0	0	0	0	0	0	(12)	(5)
Profit from sale of vessels and interests	10	2	11	11	1	1	0	0	0	(1)
Administrative expenses	(15)	(13)	(16)	(14)	(10)	(8)	(9)	(7)	(10)	(8)
Other operating income	7	7	7	7	6	6	4	4	3	3
Profit before depreciation (EBITDA)	45	36	98	94	72	70	27	23	22	21
Depreciation	(18)	(18)	(19)	(18)	(27)	(25)	(29)	(27)	(58)	(56)
Profit before financial items (EBIT)	26	18	79	77	45	44	(3)	(4)	(36)	(35)
Financial items	(12)	(15)	(12)	(11)	(19)	(19)	(18)	(17)	(13)	(12)
Profit/(loss) before tax	15	3	67	65	26	25	(21)	(21)	(49)	(47)
Tax	46	46	(20)	(20)	(7)	(7)	8	8	17	17
Profit/(loss) after tax	60	48	47	46	19	19	(13)	(13)	(33)	(30)
Extraordinary items	0	0	0	0	0	0	0	0	10	11
Net profit for the year	60	48	47	46	19	19	(13)	(13)	(22)	(19)

BALANCE SHEET
Fixed assets	464	464	270	268	292	288	378	364	380	362
Total assets	580	580	430	407	448	419	531	491	565	518
Shareholders’ equity	243	243	109	104	75	70	70	69	139	139
Provisions	0	0	43	43	26	26	24	20	36	33
Total liabilities	337	337	278	260	347	323	438	402	390	347

Exchange rate USD/DKK, end of period	7,08		8,41		8,02		7,40		6,39
Exchange rate USD/DKK, Average	7,89		8,32		8,08		6,98		6,70

The Income Statements in USD are calculated based on the average exchange rate and the Balance Sheets based on the exchange rate at year-end.

*) Continuing operations exclude the liner activity.

2002 Highlights

•   Net profit for 2002 was DKK 475 mill. (DKK 388 mill. for 2001). Net profit for 2002 includes a DKK 63 mill. gain on the sale of the liner activity and reversal of deferred tax of DKK 360 mill. related to the Company joining the tonnage tax scheme and an unrealized gain on the shares in Dampskibsselskabet “NORDEN” A/S of DKK 8 mill.

•   Net profit for 2002 was slightly higher than TORM’s expectations of a Net profit of DKK 430-440 mill. before a gain on NORDEN shares, as announced in the third quarter results. The better result, despite a lower USD/DKK exchange rate, is due to higher freight rates, especially in December 2002.

•   Earnings before depreciation (EBITDA) were DKK 352 mill. in 2002 (DKK 814 mill. in 2001).

•   Earnings before financial items (EBIT) were DKK 207 mill. (DKK 655 mill. in 2001).

•   Shareholders’ Equity at 31 December 2002 was DKK 1,719 mill. (DKK 920 mill. in 2001).

•   TORM’s shares were listed on the NASDAQ in April 2002, and TORM maintained its listing on the Copenhagen Stock Exchange.

•   In July 2002, a public offer to purchase all the shares of NORDEN was launched.

•   TORM Lines was sold to companies within the A.P. Møller Group in September 2002.

•   Four MR newbuilding product tankers were delivered during the year. Two LR1 newbuildings were ordered from the Hyundai yard for delivery in 2004 as part of a ten-vessel order by TORM and its pool partners. At year-end 2002, TORM had six vessels on order for delivery in 2003-4.

•   At year-end, the three tanker pools totaled 54 vessels, and the bulk activity comprised 26 vessels. Thereof, TORM’s owned fleet compriseed 20 vessels.

•   For 2003, net profit after tax in the order of DKK 120-140 mill. is expected.

•   The Board of Directors proposes a dividend of DKK 2 per share (DKK 4 per share in 2001).

Management’s and Auditors’ report

STATEMENT BY THE BOARD OF DIRECTORS AND MANAGEMENT ON THE ANNUAL REPORT

The Board of Directors and Management have presented and adopted the Annual Report for the year ended 31 December 2002.

The Annual Report has been presented in accordance with Danish statutory accounting requirements, the requirements according to the Danish Accounting Standards and the financial reporting requirements applicable to issuers of listed securities on the Copenhagen Stock Exchange.

We consider the accounting policies used to be appropriate and the accounting estimates made to be reasonable. To the best of our belief, the Annual Report includes the information which is relevant for an assessment of the Company’s and the Group’s financial position. Against this background, it is our opinion that the Annual Report gives a true and fair view of the Company’s and the Group’s assets and liabilities, financial position, results of operations and cash flows for the year ended 31 December 2002.

We recommend that the Annual Report is adopted by the Company at the annual general meeting.

Copenhagen, 27 February 2003

MANAGEMENT

Klaus Kjærulff

CEO

Klaus Nyborg

CFO

BOARD OF DIRECTORS

N.E.Nielsen

Chairman

Michael Agerholm

Ditlev Engel

Christian Frigast

Deputy Chairman

Søren Elbek

Gabriel Panayotides

TO THE SHAREHOLDERS OF A/S DAMPSKIBSSELSKABET TORM

We have audited the annual report of A/S Dampskibsselskabet TORM for the financial year 1 January - 31 December 2002.

The annual report is the responsibility of the Company’s Board of Directors and Management. Our responsibility is to express an opinion on the annual report based on our audit.

BASIS OF OPINION

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

OPINION

In our opinion, the annual report gives a true and fair view of the Group’s and the Parent company’s financial position at 31 December 2002 and of the results of the Group’s and the Parent Company’s operations and consolidated cash flows for the financial year 1 January - 31 December 2002 in accordance with the Danish Financial Statements Act and Danish Accounting Standards.

Copenhagen, 27 February 2003

Ernst & Young

Statsautoriseret revisionsaktieselskab

Tom Hornbøll

State Authorised Public Accountants

Svend Hagemann

State Authorised Public Accountants

Jesper Jarlbæk

State Authorised Public Accountants

Kirsten Aaskov Mikkelsen

State Authorised Public Accountants

Strategy

– Focus on two segments

The key element of TORM’s strategy is to achieve a leading position in the segments in which the Company operates in order to sustain continuous growth and profitability throughout the market cycle. In this way, TORM believes it will be able to create better shareholder value in the long term and meet the expectations of customers, employees, suppliers and partners through a competitive advantage in the Company’s business areas.

In order to gain a competitive advantage more quickly than would be achievable through organic growth, TORM has for more than 10 years pursued growth via the pooling system, joining forces with other well-known owners who share TORM’s commitment to quality through the operation of vessels of the highest quality. This enables the Company to offer greater tonnage capacity, and thereby the flexibility many of TORM’s customers have come to expect.

Furthermore, TORM’s strategy is focused on business areas wherein the Company’s market position allows it to utilise its considerable expertise and experience to the greatest benefit, thereby yielding the optimum results. In light of the decision to focus on these areas, the logical consequence was for TORM to discontinue the involvement in areas where such a position cannot be achieved or create a reasonable return on invested capital. This includes the liner activity, which was sold to companies in the A. P. Møller Group in September 2002.

TORM’s management believes that the global trend towards consolidation among customers, suppliers and competitors will increasingly demand larger international shipping companies. Against this background, TORM has actively sought ways in which to combine with another company, operating within the same segments as TORM, and consequently TORM offered to purchase all shares of NORDEN. TORM is convinced that a combination of these two Danish companies will result in the creation of a strong force within the product tanker and dry bulk segments - which in turn would become a platform for further growth.

TANKER DIVISION

TORM’s newbuilding program - which encompasses a total of six MR product tankers delivered in 2002 and early 2003, and two LR1 product tankers and two LR2 product tankers scheduled for delivery in 2003-2004 - is a key element of the stated goal of maintaining a strong focus on modern, quality tonnage. These newbuildings will increase the TORM owned fleet considerably, and as such give the Company a more meaningful market position. The newbuilding program increases. TORM’s product tanker fleet considerably and is the largest position in the Company’s history.  The total investment is more than DKK 2.6 billion.

TORM wants to operate its business in an environmentally responsible manner where through a focus on modern, high quality vessels and working procedures at sea and ashore the Company will be in a position to offer customers a first class service.

Our goal remains to increase the fleet of owned and pooled vessels to 100 product tankers by the end of 2004, of which 30% would be TORM owned or chartered. Although the increase in the three pools in a considerable part is due to the large newbuilding program of TORM and its partners, the Company remains alert to potential strategic acquisitions and purchases of or chartering in quality tonnage on a long-term basis. TORM sees these initiatives as other avenues to fleet growth.

The Company remains dependent on existing and new pool partners adding tonnage in order for the pools to reach the stated goal of 100 vessels by the end of 2004. Based on the additions to the fleet in 2002, along with encouraging on-going discussions with potential partners, the Company continues to believe that this ambitious goal is achievable.

BULK DIVISION

TORM has considerable know-how and experience in dry bulk. However, the dry bulk market is not only very large but remains comparatively fragmented, and it is very difficult for one single owning group to obtain a truly dominant position in one single segment. Barriers to entry are low in the bulk segment.

TORM anticipates that expansion in this segment will to a large extent be driven by increasing the fleet by applying the expertise built up in pool management to this segment as well. Currently, the TORM Panamax pool consists of some 20 vessels, whereas in the Handysize segment, TORM was a founding member of the International Handybulk Carriers pool (IHC) together with Pacific Basin Shipping Investments Limited and Wah Kwong Shipping Holdings Ltd.

The rather volatile and highly liquid dry cargo market offers opportunities not only for the use of hedging instruments such as FFAs, in which TORM increased its activity, but also for asset management in the form of sale and purchase of ships. This strategy will be continued, actively but prudently.

Tanker Division

The product tanker market was as expected considerably weaker during the first ten months of the year compared to the two previous years. This was caused by a number of factors: weakening demand for jet fuel, slower economic growth, rising oil prices, low rates for crude oil transportation, and the threat of war in Iraq, and many newbuildings delivered during the period, resulting in lower freight rates.

A developing trend in recent years has been the reduction in refinery capacity in the western hemisphere with an increasing part of refining taking place closer to the well head. This trend continued in 2002 and has led to an overall increase in the demand for transportation of clean petroleum products, thus benefiting the Company’s product tankers.

In November 2002, the 81,564 dwt crude oil tanker “Prestige” sank off the coast of Spain with approximately 77,000 tons of fuel oil on board. The vessel was built in 1976 and unlike TORM’s entire product tanker fleet, was single hull. Spain and France reacted by introducing tougher regulations in respect of vessels similar to “Prestige”. France, for example, has mandated that single hulled vessels carrying fuel oil are henceforth required to keep outside its 200 miles zone.

The increasing focus on quality tonnage following the sinking of the “Prestige”, combined with a number of other factors, led to a significant increase in charter rates for product tankers in the final part of the year. These factors included low crude oil and refined products inventories, a strike in Venezuela resulting in a dramatic increase in demand for oil and refined products from loading ports further afield, plus a temporary shut down of nuclear power stations in Japan, leading to an increased import of oil products.

The tanker division continued to successfully implement its strategy of growth through pool expansion, in order to achieve and sustain a significant market position. Three highly respected names were announced as new partners in the three pools during the year: Mitsui O.S.K., LGR di Navigazione, and Rederi AB Gotland. At year-end, the three pools consisted of 54 vessels.

A new form of pool cooperation took place during the year when TORM and its partners jointly placed a firm order for ten LR1 Panamax product tankers at the Hyundai yard in South Korea for delivery in 2004-5. Of these, two vessels will be for TORM’s own account. Aside from favourable prices and payment terms inherent in a large order, a series of such high specification ships will offer TORM’s customers greater operational and positioning flexibility.

The Company did not sell any product tankers during 2002, partly given a wish to increase the fleet size, and partly because market levels were not satisfactory. If reasonable prices can be obtained, TORM wishes to sell older tonnage in order to maintain a fleet that is among the youngest in the industry. This will not alter the goal of fleet growth. During the year, four MR size product tankers were delivered from the STX yard in South Korea and in January 2003, the final two vessels from this six series order were also delivered. TORM’s order book now consists of two Panamax tankers and two Aframax tankers scheduled for delivery during 2003 and 2004 respectively from the Hyundai yard. At year-end 2002, the Company swapped a 50 per cent stake in TORM SITA with an equivalent stake in the sister vessel SITAMONA, resulting in TORM today being 100 per cent owners of SITAMONA. In February 2003 SITAMONA was renamed TORM HILDE.

Expectations of yet further restrictions governing the trading of single hulled tonnage has led to increased ordering of newbuildings, leading some yards to raise newbuilding prices by five to ten per cent. The order book especially in Japan and South Korea is such that the yards in these countries now have virtually no berths available for 2005 delivery. The Company nevertheless believes that growing shipyard capacity, especially in China will act as a dampener to any significant increase in newbuilding price levels. In the second hand market, a two-tier price structure is expected to become more prevalent, reflecting the limited trading future for single hulled vessels. Most buyers were at year-end also willing to pay a certain premium for tonnage promptly deliverable. This has led to increasing prices for second hand tonnage, thereby lifting the value of the Company’s fleet.

POOL MEMBERS – TANK

MR	LR1	LR2
Pacific Carriers	Difko	A.P. Møller
Primorsk	LGR	Oldendorff
Rederi AB Gotland	Marinvest	Primorsk
Sanmar	Mitsui	Rederi AB Gotland
TORM	TORM	TORM
Waterfront

Bulk Division

It was the Company’s in the bulk market would be low, with any improvement unlikely to occur until year-end, with effect into 2003. Due to these expectations, the Company decided to cover most of the exposure in the fourth quarter of 2002 forward through the use of FFAs.

Towards the end of 2002, a number of factors led to increasing interest for chartering bulk tonnage. Among these was a significant increase in the demand for raw materials to China and increased imports of coal to Japan, partly due to Japanese shutdowns of nuclear power plants. These various factors, combined with a relatively moderate number of newbuildings being delivered into the market in the segments where TORM operates, saw rates firming in the fourth quarter – somewhat earlier than the Company had anticipated. Having covered most of the year forward, the Company did not, therefore, derive any significant benefit from the firming market in late 2002, and the overall result of the Bulk activity was unsatisfactory.

During December 2002, the Company signed an agreement to purchase for delivery in 2003 the M/V SANTA TERESA, a sister ship to the Panamax bulkcarriers already owned by the Company. Furthermore, 13 Panamaxes and two Handysize vessels were chartered in for short to medium term periods at competitive rates, compared to today’s market.

POOL MEMBERS – BULK

Panamax	Handysize
ASP	BHP
TORM	IDB
Wah Kwong	Nomikos
Pacific Basin
TORM
Wah Kwong
Wallem

Other activities

LINER ACTIVITY

The first quarter of 2002 was impacted by good demand from from cargoes of cocoa from West Africa to USA and oil equipment cargoes from USA to West Africa, whereas the subsequent quarters were, as expected, affected by lower demand for capacity.

Given TORM’s strategy of focusing on segments wherein it can achieve a meaningful market position, a decision was taken to sell the Company’s Liner activity, TORM Lines. This was effective 16 September 2002, when the Liner activity was taken over by companies in the A. P. Møller Group, and the employees were secured positions in a renowned Danish shipping company.

The sale generated a gain of DKK 63 mill., while TORM retained working capital (receivables) in the amount of DKK 25-30 mill., which will be converted to cash, and where more than fifty per cent of the amount had been received by 31 December 2002.

OFFSHORE

In the Offshore sector, in which the Company reduced its involvement in 2001 through the sale of two owned vessels, one chartered vessel was redelivered to the owners in June 2002 and only one vessel, TORM KESTREL, now remains on bareboat charter until the end of 2003, after which TORM’s involvement in this activity will end.

IMPORTANT EVENTS SUBSEQUENT TO YEAR-END 2002

•    The two MR-product tankers, TORM THYRA and TORM FREYA were delivered to TORM in January 2003.

•    TORM GYDA was sold in January 2003, resulting in a total gain of DKK 7 mill., including exhange rate gains.

Outlook

PRODUCT CARRIERS GLOBAL ORDER BOOK

DWT mill.	Fleet per 1 Jan 2002	Delivered 2002	On order for delivery in			2002-2005 deliveries % of world fleet per 1 Jan 2002
			2003	2004	2005
DWT
10-24,999	4.14	0.09	0.07	0.04	—	4.8%
25-29,999	4.45	0.05	—	—	—	1.1%
30-39,999	11.11	1.11	1.39	1.18	0.14	34.4%
40-49,999	15.76	0.96	2.89	2.57	0.52	44.0%
50-59,999	2.22	—	—	0.10	0.10	9.0%
60-69,999	4.62	—	—	0.21	—	4.5%
70-79,999	1.60	0.07	1.00	1.75	0.65	216.9%
80,000+	8.23	0.85	0.83	0.63	0.11	29.4%
	52.11	3.13	6.18	6.47	1.53	33.2%
Thereof:
Built before 1983 (over 20 years)	15.09
Built before 1978 (over 25 years)	6.46

Source: R. S. Platou

TANKER MARKET OUTLOOK

It is TORM’s view that ‘two tier market’ is becoming a reality faster than expected, where more and more, the major oil companies are tending to eliminate older, single hulled tonnage from consideration when chartering tonnage.

During the next two years, a significant number of tankers will increase the size and capacity of the world fleet. This, combined with an uncertain outlook for world economic growth and (continued) high oil prices may negatively affect tanker charter rates. Concurrently, the effect of the phasing out of older, single hulled tonnage as per current IMO regulation is not expected to significantly reduce the world fleet until 2004-2007.

In the meantime, it is TORM’s view that the sinking of the “Prestige” will further increase political pressure for tighter requirements within the EU, leading to an acceleration of the previously agreed time frame for scrapping of such ships. Similarly, US Congress and Japan are working on proposals that - if implemented - will lead to phasing-out of single hull tonnage in some instances from 2005, where this vessel type under current legislation can continue trading until in some cases 2015. An immediate result of this tragedy has been falling values of older vessels. There is considerable uncertainty about the extent of regulations to be implemented by the authorities in the different jurisdictions and it is therefore difficult to predict with any real certainty how far and how fast the authorities are willing to enact new legislation.

Overall, therefore, TORM considers that fundamental market factors give rise to a degree of caution so far as rate levels are concerned while at the same time political factors and oil companies switching to younger tonnage could yet affect the market positively, especially for owners such as TORM with very modern fleets.

Due to the seasonality, where first and fourth quarter traditionally are the strongest, the end to the conflict in Venezuela, the expansion of the world fleet, and a potential war, TORM’s rate forecasts for the three sizes of product tanker segments operated by the Company are:

BULK MARKET OUTLOOK

In general terms, demand for dry cargo tonnage is primarily tied to the state of the world economy. Economic growth in the OECD countries, while modest, is nevertheless positive, whereas demand in China and Asia generally is expected to increase yet further in 2003. In the short term, Japan is also expected to require increased imports of coal for power generation, during a period when its nuclear power stations remain closed.

EXPECTED TCE RATES FOR TORM IN 2003 (USD/DAY)

	2002	2003					2003 budget Operating Days*
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
MR	13,468	14,300	12,000	11,667	12,667	12,659	4,295
LR1	15,956	20,500	14,167	13,667	14,833	15,792	873
LR2	22,485	35,000	17,500	16,833	18,667	22,000	1,258

* The sum of the number of days in the period, where owned and chartered-in vessels are available for operations.

EXPECTED TCE RATES FOR TORM IN 2003 (USD/DAY)

	2002	2003					2003 budget Operating Days*
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Panamax	7,034	10,091	10,500	10,500	11,000	10,523	4,817
Handysize	5,849	7,000	7,000	7,000	7,000	7,000	955

* The sum of the number of days in the period, where owned and chartered-in vessels are available for operations.

The current dry bulk newbuilding order book is, when compared to recent years, quite modest, except for the Handymax segment in which TORM is not involved. The sizeable Handymax order book is not, however, expected to negatively influence the market overall since a healthy overall demand is likely to absorb this growth.

The combination of the aforementioned factors leads the Company to expect satisfactory rate levels for 2003.

EXPECTED RESULTS FOR 2003

In total, TORM expects a net income after tax for 2003 around DKK 120-140 mill., based on an average USD/DKK exchange rate of 7.00, and without significant changes to the fleet composition other than from delivery of newbuildings.

Due to the unstable political and economical situation the expectations are subject to a higher degree of uncertainty than normally, both with regards to upwards and downwards movements. The war situation could change the markets suddenly. Further tightening of regulations regarding single hulled tonnage or a change in customer’s behavior towards younger, double-hulled tonnage could have a material positive effect on the markets.

SAFE HARBOUR STATEMENT – FORWARD LOOKING STATEMENTS

This release contains forward-looking statements concerning future events and the Company’s operations, performance and financial conditions, including, in particular, statements regarding: Spot and TCE rates in the near and long term, operating days, tanker and bulker supply and demand, supply and demand for oil and refined products, expectations about the Company’s future capital requirements and capital expenditures, the Company’s growth strategy and how it is implemented, the number of partner and the number of vessels the partners have in the pools, environmental changes in regulation, cost savings and other benefits. Words such as “expects”, “intends”, “plans”, “believes”, “anticipates”, “estimates”, “outlook” and variations of such words and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks and are based on a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. In addition to the factors and matters discussed elsewhere in this report, important factors that, in TORM’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strengths of world economies, currencies and interest rate levels, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by TORM with the Copenhagen Stock exchange and the Securities and Exchange Commission.

Dampskibsselskabet
“NORDEN” A/S

TORMs growth strategy is based on organic growth in owned tonnage, expansion of the pools and mergers and acquisitions, where an entity fulfils the relevant criteria in terms a satisfactory return on invested capital. The need for growth should be seen in the context of a firm trend within shipping towards consolidation, which is affecting customers, suppliers and competitors as well as owners. TORM’s customers require the Company to grow in order to offer them increased flexibility, availability and capacity.

It was against this background that in June 2002, TORM purchased 30.8% of NORDEN’S share capital excluding treasury shares, which was followed by a public offer to NORDEN’s shareholders of DKK 360 per share. Upon expiry on 29 July 2002, the offer was neither extended nor increased. TORM is now NORDEN’s single largest shareholder, with a holding at 31 December 2002 of 33.35%, excluding NORDEN’s own shares. It was TORM’s goal to achieve a successful combination of the two companies, thereby creating a significant Danish shipping company which would provide a platform for further growth, and which would give a genuine competitive advantage in the international market place.

A combination with NORDEN would be an ideal way for TORM to expand its own core business areas – The two organisations appear complementary, quite aside from the operational advantages. TORM would supplement its competencies within the LR1 and LR2 segments of the product tanker market with NORDEN’s involvement in MR-product tankers and NORDEN’s strength in dry cargo.

Both companies have a highly qualified workforce and enjoy a first class reputation in the international shipping market and it is TORM’s belief that jointly, many growth opportunities could be explored, and a combined company should generate much greater interest customers from customers, suppliers and investors. Given the market recognition of each company, it would be TORM’s intention in a combined company to operate the dry cargo business under the NORDEN name and the tanker business under the TORM name.

The NORDEN shareholding is currently treated in TORM’s accounts as “other investments”, as TORM despite 33.35% ownership has not been offered seats on NORDENs Board of Directors, and does not have any influence on significant decisions in NORDEN and therefore cannot consider it to be an associated company. The investment in NORDEN is valued on the basis of a share price of DKK 369.43, being the closing price on the Copenhagen Stock Exchange on 30 December 2002. The total gross investment in NORDEN shares was DKK 263 mill. at 31 December 2002. The accounts for 2002 include an unrealised gain of DKK 8 mill., which is net of transaction costs.

Safety and the environment

The safety of the crew and the vessels as well as the quality of the products TORM delivers are crucial and TORM is committed to continuously developing its systems and skills in a proactive approach, ensuring that all employees of TORM are committed to safety and quality in every task.

SAFETY & QUALITY

Safety incidents are continuously monitored and analyzed, which has led to a reduction in the number of incidents. This remains a top priority area for TORM. Officers and crew are continuously trained through various courses and seminars to improve their safety and quality awareness.

At the end of year 2002 a fully electronic version of TORM’s Safety Management System (SMS) was implemented on all the vessels and in the office, replacing a paper-based version. The SMS contains the Company’s safety management policies, procedures for emergency situations and for key shipboard operations where hazards to personnel, the environment or property have been identified. The system is designed to be dynamic and as user friendly as possible. Quarterly updates of the system are issued and a number of tools enable the user to keep track of the changes.

TORM has decided to equip all vessels with a full Electronic Chart Display and Information System (ECDIS) installation. This is not yet a statutory requirement but it is, however, considered to be a strong tool to enhance safety and navigation. The system is interfaced with other bridge equipment such as the ARPA Radar. This enables the officer on watch to obtain a unique overview of the nearby traffic and the vessels’ positions.

ENVIRONMENTAL ASPECTS

It is widely acknowledged that the transportation of goods at sea is the most “environmentally cost efficient” way of transportation. It is probably also one of the transportation methods subject to the strongest environmental regulations. Regulations imposed by the Flag State, IMO (MARPOL), OPA-90 etc. are all addressed in the Safety Management System and is considered carefully in the construction of the vessels.

Disasters such as the loss of “Prestige” and the subsequent massive pollution of the Spanish coastline normally drive regulators to take action by imposing new requirements or bring forward the implementation of already agreed requirements as for instance double hull on tankers.

TORM has for the last decade only owned double hull tankers. The double hull tanker has several environmental advantages. The probability that a loaded double hull tanker in a collision or grounding situation will pollute the marine environment with its cargo is significantly lower than would be the case for a single hull tanker. Also, the structural strength of a double hull tanker, in particular if the hull has been damaged, is stronger than a single hull tanker.

TORM has enrolled all the owned and managed vessels in the Det Norske Veritas (DNV) Emergency Response scheme. In case of a serious accident the assessment of the vessels residual strength and recommendations for actions to save the vessel can be obtained from an expert team in DNV.

The necessary propulsion power at a particular vessel’s speed, and thus the emission of CO2 and NOx generated from the main engine, can be reduced if the vessel’s underwater hull is kept free of fouling. During the past few years paint suppliers have carried out intensive innovation programs to develop antifouling paints without Tributyltin (TBT) as the TBT has been proven to have a negative effect on the marine environment. All TORM newbuildings delivered in 2002 have been coated with TBT-free antifouling paints and the existing vessels in the fleet will be coated with TBT-free antifouling paints during the first dry-docking after 1 January 2003.

OCCUPATIONAL HEALTH

The improvement of occupational health onboard the vessels is a continuous process including both technical solutions and education of the officers and crew.

For all maintenance and repair jobs, a work place assessment is conducted including a risk assessment identifying and addressing safety and occupational health hazards. The onboard availability of relevant documentation for the various hazardous materials used in the daily work, is a key issue as part of the risk assessment. TORM has a comprehensive system to control and update relevant onboard documentation.

All TORM’s newbuildings have been designed and built to Danish standards, which inter alia require 10 db lower acceptable noise levels in the engine room than international standards and a changing room lock between the deck/engine and the accommodation.

The reduction in noise levels has been achieved by insulating the auxiliary engines and power packs in separate rooms. At sea this enables the engineers to carry out maintenance on an auxiliary engine without being exposed to the noise from the main engine, and likewise maintenance in the main engine room can be carried out during port calls without being exposed to noise from the auxiliary engines.

The changing room lock prevents working clothes, which could be contaminated with oil or chemicals, from being brought into the living areas of the accommodation.

To enhance the quality of the crew’s leisure time on the newbuildings as well as on the existing vessels, a comprehensive upgrade of the onboard welfare equipment has been completed.

TORM has also focused on job satisfaction. A staff appraisal system is under implementation, where work satisfaction will be measured and possible areas of improvement will be observed and addressed where possible.

Managing Risk and Exposure

As an international shipping company, TORM operates worldwide. As such, the Company is exposed to changes in economic, political and legal circumstances in particular countries and internationally. These include the risk of changes to the economic climate to which shipping, by its very nature, is exposed. In general terms, these risks can be divided into commercial and financial risks.

COMMERCIAL RISKS

MARKET RISKS

FLUCTUATION IN EARNINGS

The Company’s income is principally generated from individual voyages, fixed at rates reflecting market conditions prevailing at the time and with an average duration of 20-40 days. To a lesser extent, income is also generated from time charter agreements typically of 6 to 12 months’ duration.  As such TORM is exposed to the considerable volatility inherent in the freight markets. By participating in well-established pool arrangements, this volatility is reduced through better fleet utilisation and a broader geographical spread. Furthermore, the number of waiting days is reduced given the size and capacity of each pool and as a result, greater freight rate stability is created, particularly during a weak market.

The pools also generate the possibility of being able to offer customers a number of different ways in which to charter ships, including consecutive voyages, contracts of affreightment, FFAs and time charters. Of these, TORM principally uses the first three since they best lend themselves to serving the customers of the three pools, and concurrently help create a degree of rate stability.

FLUCTUATIONS IN SALE AND PURCHASE PRICES

The expansion of the fleet, particularly in the tanker segment, where a substantial newbuilding program is in progress, also encompasses a number of risk elements. These include the timing for placing contracts and the value of the ship – which can vary considerably during its lifetime, depending on the market situation. The Company’s strategy is through prudent portfolio management of the assets, and a high degree of solidity always to be in a position to take advantage of favourable market conditions in respect of the timely sale and purchase of ships, rather than letting external parties decide when to undertake such transactions.

With regard to the newbuilding program, where at year-end there were six vessels on order at various Korean yards, in all cases guarantees for the Company’s prepayments have been put in place. These guarantees have been arranged via the Korean Government banks, or via a highly rated American insurance company. At year-end, the value of total guarantees placed was approximately DKK 388 mill.

ACCIDENTS TO THE FLEET

National and international rules and regulations mean that the Company could face considerable liabilities in the event that a ship under the Company’s ownership should be involved in a major pollution incident or other maritime disaster. In order to reduce the risk of such an eventuality, and the likely affect this could have on the company’s financial situation, the fleet has been insured to the fullest extent possible in the context of what is commercially justifiable.

The total insurance package consists of a wide insurance cover on ships and cargo, including environmental damage, pollution and third party liability, total loss and war cover. Furthermore, the fleet is ensured for loss of hire for a period of up to 90 days in the event of an accident. The Company’s policy is to place insurances only with the most highly rated insurers – presently some 6 – 8 companies - along with the use of two P&I clubs in order to spread risk.

MOVEMENT IN BUNKER PRICES

The Company’s results are affected by movements in the price of fuel oil consumed by the vessels – known in the industry as bunkers. To cover this risk, the Company hedges the price of bunkers for up to 12 months forward at a fixed price when it is judged optimal to do so. In 2002, the company hedged 18 per cent of its bunker requirements, and at year-end had hedged 3 per cent of the 2003 requirement. The market value of these contracts was DKK 1.1 mill at year-end. A hypothetical change of 1 per cent in the 2003 price per ton of oil would result in a change in cost of DKK 2.1 mill. based on the expected consumption of bunkers, where the Company, not the customer, takes the risk.

In light of the Company’s pool structure, bunker hedging is not done in respect of an individual vessel when it has been chartered out. Instead, bunker requirements – including hedging – are planned having regard to the specific pool’s total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been fixed, the pool may hedge bunker requirements specifically for such a contract.

For the bulk carriers, bunkers are similarly hedged to match cargo results contractual obligations but the requirements are generally less given that in many cases the ships should are chartered out on time charter, where the charterer is responsible for the payment of bunkers.

All bunker hedging, and indeed any other form of hedging are carried out only based on specific requirements.

FINANCIAL RISK

More than 95 per cent of the Company’s income and charter hire payments plus the majority of operating expenses are in U.S. dollars. The Company is thereby exposed to exchange rate and interest rate changes. In order to manage these risks, the Company utilises financial hedging instruments to a limited extent.

FOREIGN CURRENCY RISK

A variation of 1 per cent in the USD/DKK exchange rate resulted in a change of DKK 5 mill. in 2002. Aside from the effect on the operating result, changes in the exchange rate affected the freight receivables, accrued costs, repayments on mortgage debt as well as the actual USD liquidity. The Company has a cross currency swap of USD 8 mill. to cover changes in the USD exchange rate versus the DKK, in relation to freight receivables and cross currency swaps of USD 32 mill. to cover changes in the USD exchange rate versus the DKK, in relation to long term loans to subsidiaries and the equity portion in the Company’s investments.

At the end of 2002, the Company had an interest bearing debt of DKK 2,034 mill. A change in the USD exchange rate of 1 per cent will result in an exchange rate adjustment of DKK 20.3 mill.

In order to minimise the exchange rate risk, the Company uses forward contracts and cross currency swaps. In 2001 and 2002 the Company fixed forward exchange rate contracts selling USD 31 mill. against the DKK in order to cover cash requirements for operating costs in 2002 in respect of crew salaries, certain technical operating costs and administration charges, payment of dividends etc. At year-end 2002 there were no forward sales of USD for DKK. In early February 2003, USD 17 mill. was sold forward, equating to a 50% cover of the year’s DKK cash requirements. The average rate for these transactions was DKK 7,00 to 1 USD.

INTEREST RATE RISK

All the Company’s loans are variable interest rate loans in USD. Aside from one loan of USD 9 mill., all other loans are for the purpose of financing for the Company’s vessels.

In certain cases, the Company utilises derivative financial instruments to take advantage of interest rate fluctuations on earnings and cash resources. Typically, the Company uses forward rate agreements (FRA) for short term requirements, whereas interest rate swaps are entered into for periods up to 5 years, normally 2-3 years if satisfactory interest rate levels can be achieved. The instrument’s profile always matches the loan profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, the Company always considers interest rate developments and future adjustments to the fleet to meet future requirements.

At year-end, the Company had covered 64 per cent of its 2003 interest costs at an average rate of 3.8 per cent including margin. The covered debt has an average remaining time to maturity of 2.6 years with maturity between 2003 and 2007. A change of 1 percentage point in the interest on the outstanding variable debt would result in a change in interest rate cost of DKK 9.3 mill. in 2003.

The Company furthermore has an investment in Danish Government bonds and mortgage bonds with a book value of DKK 354 mill. The adjusted duration of the Company’s bond portfolio was 2.4 years at year-end. Should the average interest rate change by 1 percentage point during 2003, the market value of these investments would change by DKK 8.5 mill.

Unusual events during the financial year

UNUSUAL EVENTS DURING THE FINANCIAL YEAR

The following noteworthy events occurred during 2002, which may be considered as unusual.

•    In April 2002, the Company was listed on the NASDAQ exchange in New York through an ADR program.

•    In July 2002, the Company launched a public offer to acquire the entire share capital of NORDEN. At year-end 2002, the Company owned 33.35% of NORDEN’s share capital excluding treasury shares.

•    On 16 September 2002, the Company sold TORM Lines to companies within the A. P. Møller Group.

•    The adoption of Danish tonnage tax during 2002 with effect from 1 January 2001 resulted in the Company being able to release deferred tax to income in the amount of DKK 360 mill. Tonnage tax payable henceforth will be based on the number and size of vessels owned, rather than on financial results. The Company’s participation in the tonnage tax scheme is binding for 10 years.

Human Resources

In order for TORM to reach its goals, and at the same time remain competitive, it is of crucial importance for the Company to be able to attract, retain and develop the best possible people in the industry. It is TORM’s aim to offer the highest level of competence and professionalism based on a culture which emphasizes commercial ability and entrepreneurial flair combined with initiative and a willingness to take responsibility – whilst always respecting the tradition for care and attention prevailing in the industry.

Against this background, TORM’s organisation has been built up with a strong focus on chartering, operations and technical management with support functions to back up these areas.

Although the recruitment base has been comparatively limited in recent years due to low unemployment, TORM attracts quality people, which along with a low staff turnover figure (of 6.2% in 2002) supports that TORM is a pleasant environment in which to work.

Through job descriptions and skills testing - based on TORM’s core values - a strategy in respect of recruitment and ongoing training and education has been developed to ensure that TORM has the right people for the job. To ensure that core competencies exist at all levels of the organization, TORM devotes a lot of effort to in-house training. This is done through the recruitment of school leavers (graduates) who will have ‘on the job’ training in the office, as well as specialist practical and theoretical shipping training through course studies. This takes place in cooperation with a number of other Danish shipowners at the Danish Maritime Training Centre West.

In developing and honing the necessary skills for TORM’s employees, a systematic and mandatory employee evaluation is carried out on an ongoing basis, in order to establish specific goals for the individual, and to ensure the identification and completion of the relevant theoretical and practical training, both initially and on an ongoing basis. This includes courses and education as well as sending people to overseas offices of partners or brokers with whom the Company works.

The world fleet continues to rely upon large numbers of officers from Europe, North America, Japan and other OECD countries. However, over 40 percent of these officers are over 50 years old, and 18 per cent are aged over 55. Most of these officers are in senior positions as Masters or Chief Engineers. TORM carries out active cadet recruitment to build up a base for the future. At present, the Company employs 49 Danish and 24 international cadets in the fleet.

Danish and international requirements for working at sea are becoming continually more exacting for both officers and ordinary seamen. This is why TORM has a continuing education program that meets all Danish and international requirements for approved certification. All employees attend courses related to work on board, as well as courses additional to mandatory requirements implemented by the Danish Maritime Authority or other authorities. They receive traditional training in TORM’s corporate values of trust and accountability at special training centres. This means that TORM always has highly trained, competent seamen to operate the vessels optimally.

In January 2002, TORM launched a program that will help develop a knowledge sharing culture in the Company. Through interviews, workshops and projects, the seafarers and the Technical Administration have learnt to appreciate the importance of knowledge sharing. The Company will in continuation hereof expect a more dynamic and adaptable organisation. Involving both officers and office employees have further improved the co-operation and understanding between the head office and the fleet. The feeling of sharing ideas and experiences has created a synergy between ship and shore that is expected to benefit a number of financial, organisational and structural aspects.

KNOWLEDGE SHARING

In January 2002, TORM launched a program that will help develop a knowledge sharing culture in the Company.

Corporate Governance

TORM’s aim is that the Company continuously is managed in an orderly and transparent manner over a long period of time and that thereby value is created for the shareholders.

There has in recent years been a growing debate both in Denmark and abroad about the importance of good Corporate Governance. In Denmark, the question has been extensively dealt with by the so-called Nørby Report, which examines a host of issues considered to be part of proper, responsible corporate management. It is TORM’s belief that the overall thrust of the Corporate Governance debate - to achieve better and more responsible corporate management – is laudable.

DANISH CORPORATE GOVERNANCE

In connection with the dual listing on the NASDAQ, TORM decided that for the benefit of international investors the Company should describe how corporate governance in Denmark differs from the corporate management practices applied in the US.

Key differences between Danish and US corporate management practices include:

•    TORM’s Board of Directors elected at the annual general meeting is entirely comprised of persons not involved in the day-to-day management. Non-executive directors function as a controlling organ for Management, who in turn are responsible for the day-to-day management of the business, in accordance with guidelines laid down by the Board of Directors. The Chairman of a Danish Board of Directors cannot at the same time be a Managing Director, CEO or similar of the same company.

•    As stipulated under Danish law, employees may elect members of the Board.

•    After board members have been elected at the annual general meeting, the Board then elects a Chairman.

•    Normally, no sub committees charged with specific tasks such as remuneration is established by the Board.

•    It is a legal requirement that a publicly listed company appoints two independent firms of auditors.

•    The use of incentive programs and stock options for the Board and Management has been far less substantial and common than in the US.

•    TORM has only one class of share with all shares having one vote per share.

In connection with TORM’s NASDAQ listing, the Company is required to comply with the Sarbanes-Oxley Act adopted in the US following the developments in certain US listed companies. The Act requires inter alia that public companies develop and document disclosure controls and procedures, that the CEO and CFO certify the truthfulness of financial statements and potentially establish audit committees of the Board of Directors.

Investor Relations/Dividends

INVESTOR RELATIONS

TORM remains fully committed to keeping existing and potential investors as fully informed as possible of important events and milestones for the Company. TORM aims to do this in a way whereby the information is as readily available to the private investor as it is to the institutions.

By providing the market with thorough and accurate information the Company hopes to create a greater awareness of TORM, not only as an investment opportunity but also as a potential partner. The goal in this regard is to ensure that there is sufficient liquidity in the share so as to ensure a correct pricing of TORM’s shares, given the market conditions.

TORM has over the past two years improved and expanded the information in its reporting, and introduced quarterly reporting as well as regular investor presentations. The dual listing of the Company’s shares on NASDAQ should be seen in the context of the Company’s wish to create greater investor awareness and interest. Furthermore, TORM is endeavouring to increase the number of equity analysts who follow the share, as these traditionally are important to potential investors. Similarly, additional improvements to the investor information in the Company’s website are being undertaken.

TORM AWARD

In 2002, the US shipping magazine “Marine Money” awarded TORM first place in the annual ranking of financial performance. The ranking comprised 53 publicly quoted shipping companies and was based on a number of financial and operational performance measures from 2001 accounts.

DIVIDENDS

The Board of Directors proposes to the Annual General Meeting in 2003 that a dividend of DKK 2 per share is paid (2001: DKK 4 per share).

The Share and Key Shareholders

TORM’s shares are quoted on the Copenhagen Stock Exchange, and since April 2002 TORM’s ADRs have been quoted on NASDAQ. The shares are bearer securities, without any particular conditions attached. The share capital consists of 18.2 mill. shares of DKK 10 nominal value. At 31 January 2003, 1,671 shareholders were registered as holding a total of 81.1% of the share capital.

TORMs share price on Copenhagen Stock Exchange and NASDAQ

The analysts listed below follow TORM’s shares:

Jefferies & Company, Inc.
Danske Equities
WestLB Panmure

As of 31 December 2002, the following shareholders had informed the Company that they own more than 5% of the share capital of TORM:

Name	Number	%
Beltest Shipping Company Ltd.	5,448,000	29.9%
Exploinvest Ltd.	2,906,730	16.0%
A/S Dampskibsselskabet TORMs
Understøttelsesfond	1,139,220	6.3%
Total share capital	18,200,000	100.0%

In addition to this, TORM owns 4.8% of its own shares.

INCENTIVE PROGRAM

During 2001, a share option program was introduced for members of the Board of Directors, Management and key employees to purchase shares in the Company. The program, which involves a total of 23 people, resulted in share purchase options being granted to the aforementioned group of people during 2001-2003. The option price for 2001 was fixed at DKK 54, and for 2002 DKK 58.5. The option price for 2003 will be established at the Board meeting where the financial statements for 2002 are adopted. The strike price for the options in 2003 will be fixed at the average price at which the shares trade during the ten days of trading immediately after the annual results have been announced.

The options may be exercised at the earliest one year after and at the latest three years after the allotment. Share options granted to the Board of directors were approved by the annual general meeting in 2001. None of the options had been exercised as of 31 December 2002. If all share options were to be exercised, this would equate to 4.4% of the Company’s share capital.  The Company purchased the required number of shares in 2001 and 2002 at an average price of DKK 58.96 per share.

Fleet List as of 31 December, 2002

TANKERS	DWT	Built
m.t. TORM GUDRUN ***	99,990	2000
m.t. TORM KRISTINA ***	105,000	1999
m.t. TORM HELENE	99,990	1997

m.t. TORM HILDE * ****	84,040	1990
m.t. TORM MARGRETHE *	83,955	1988
m.t. KIRSTEN **	83,660	1988

m.t. TORM GERTRUD	45,800	2002
m.t. TORM GERD	45,800	2002
m.t. TORM MARY	45,800	2002
m.t. TORM VITA	45,800	2002
m.t. TORM GUNHILD	45,457	1999
m.t. TORM ANNE	45,507	1999
m.t. TORM GOTLAND	47,629	1995
m.t. TORM ASIA	44,367	1994
m.t. TORM GYDA	44,646	1992
m.t. OLGA	44,646	1992

BULK CARRIERS
m.s. TORM MARINA	69,637	1990
m.s. TORM TEKLA	69,268	1993
m.s. TORM ARAWA	27,827	1997
m.s. TORM PACIFIC	27,802	1997

NEWBUILDINGS TANKERS		delivery
STX newbuilding, 1089 (TORM THYRA)	45,800	Jan 2003
STX newbuilding, 1090 (TORM FREYA)	45,800	Jan 2003
HYUNDAI newbuilding, S161	99,990	2003
HYUNDAI newbuilding, S162	99,990	2003
HYUNDAI newbuilding, 1509	74,999	2004
HYUNDAI newbuilding, 1516	74,999	2004

* Chartered under bareboat charter.

** 50% ownership.

*** Chartered under a 10 year time charter.

**** Renamed TORM HILDE in February 2003.

Financial Review

INCOME STATEMENT

NET REVENUE

TORM’s net revenue was DKK 1, 948 mill. in 2002 vs. DKK 2,583 mill. in 2001. As was the case in previous years, the majority of net revenue can be attributed to the tanker division, which generated net revenue of DKK 913 mill. in 2002, while the bulk division had net revenue of DKK 592 mill. TORM’s lower revenue in 2002 was primarily a result of lower revenue in the product tanker segment and in discontinued activities, as the liner activities’ revenue is only included until 16 September 2002, when this business area was divested.

The decrease in the tanker division’s net revenue to DKK 913 mill. in 2002 vs. DKK 1,328 mill. in 2001 was attributable to several factors such as; lower rates in 2002 compared to 2001 and an average USD/DKK exchange rate that was 5.2% lower in 2002. The drop in rates in 2002 compared to 2001, which on average was 33%, was a consequence of a significant increase in the world fleet, a worsening world economy and the fact that 2001 rates were historically very high. Despite taking delivery of four product tankers in 2002, the tanker division operated approximately the same number of vessel days as in 2001, as two vessels that were chartered in were redelivered in 2002. Towards the end of 2002 freight rates in the product tanker segment increased considerably, leading to higher earnings especially in December 2002.

For the bulk division, the revenue was DKK 592 mill. for 2002 compared to DKK 590 mill. for 2001. Despite a lower rate level in 2002 of approximately 18% compared to 2001, and the effect of a lower average USD/DKK exchange rate, the revenue increased marginally. During the second half of 2002 TORM increased its bulk tonnage by time-chartering in additional vessels at low levels expecting rates to pick up in 2003. The expansion especially took place in the Panamax segment, where TORM chartered-in 13 vessels, but two Handysize vessels were also chartered in.

Net revenue in the discontinued activities was DKK 401 mill. in 2002 vs. DKK 581 mill. in 2001. The lower figure for 2002 was a result of the liner activity only being included until 16 September 2002, when TORM Lines was sold, as well as the effect of a lower USD/DKK exchange rate in 2002.

PORT EXPENSES AND BUNKERS

Port expenses and bunkers were DKK 835 mill. in 2002 vs. DKK 808 mill. in 2001. The change in this item primarily reflects a decrease in the costs of discontinued activities (liner), a lower USD/DKK exchange rate, offset by an increased level of activity in the bulk division in second half of 2002.

CHARTER HIRE

Charter hire decreased by DKK 225 mill. to DKK 565 mill. in 2002. DKK 44 mill. of the decrease can be revenue attributed TORM’s cessation of liner activity. At the same time, the tanker division on average had one less vessel chartered-in in 2002, and one offshore vessel was redelivered. The bulk division had more days on chartered-in vessels, but the average charter hire payment was significantly lower, as the time charter market generally was weaker in 2002. In addition to that, three bulk vessels that were chartered in 2001 at rates above the market level expired and were renegotiated at lower rates.

TECHNICAL RUNNING COSTS

Technical running costs increased to DKK 217 mill. in 2002 from DKK 194 mill. in 2001. This was mainly the result of increased technical running costs in the tanker division.

DETAILS OF EARNINGS IN RESPECT OF THE COMPANY’S PRODUCT TANKERS IN THE THREE POOLS FOR THE FOUR QUARTERS, BY CATEGORY, WERE AS FOLLOWS (USD):

	2001 Full Year	2002					2002 Full Year	% Change 2001-2002
		1st Quarter	2nd Quarter	3rd Quarter		4th Quarter
LR2/Aframax vessels
Available earning days	962	270	273	268		264	1,075	11.7%
Average number of vessels	2.6	3.0	3.0	2.9		2.9	2.9	11.7%
TCE per earning days*)	36,303	19,875	21,565	22,656		24,169	22,021	(39.3)%
OPEX per earning days **)	(5,023)	(4,732)	(4,548)	(6,454	)***)	(6,187)	(5,466)	8.8%
Operating C/F per earning days ****)	19,896	4,668	6,302	7,104		7,988	6,475	(67.5)%

LR1/Panamax vessels
Available earning days	1,570	357	240	251		254	1,102	(29.8)%
Average number of vessels	4.3	4.0	2.6	2.8		2.8	3.0	(29.8)%
TCE per earning days*)	25,480	17,569	15,021	15,731		18,216	16,738	(34.3)%
OPEX per earning days **)	(4,920)	(6,951)	(6,408)	(7,677	)***)	(4,676)	(6,398)	30.0%

Operating C/F per earning days ****)	10,091	5,958	6,550	6,273		12,035	8,539	(15.4)%

MR vessels
Available earning days	2,539	523	550	690		795	2,558	0.7%
Average number of vessels	7.0	5.8	6.0	7.6		8.7	7.0	0.7%
TCE per earning days*)	19,970	15,305	14,731	12,754		13,398	13,920	(30.3)%
OPEX per earning days **)	(4,104)	(5,046)	(4,904)	(5,023	)***)	(5,132)	(5,036)	22.7%
Operating C/F per earning days ****)	15,274	10,166	9,800	7,731		8,266	8,865	(42.0)%

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker and port expenses.

**) Operating expenses for own vessels.

***) Q3 extraordinarily high due to one-off expenses.

****) TCE earnings less operating expenses and charter hire.

DETAILS OF EARNINGS IN RESPECT OF THE COMPANY’S BULK CARRIERS FOR THE FULL YEAR, BY CATEGORY, WERE AS FOLLOWS (USD):

	2001 Full year	2002 Full year	% Change 2001-2002
Panamax vessels	3,155	3,475	10.1%
Average number of vessels	8.6	9.5	10.1%
TCE per earning days*)	8,990	7,318	(18.6)%
OPEX per earning days **)	(3,108)	(4,766)	53.4%
Operating C/F per earning days ***)	503	(751)	(249.4)%

Handysize vessels
Available earning days	1,336	1,475	10.4%
Average number of vessels	3.7	4.0	10.4%
TCE per earning days*)	6,807	5,875	(13.7)%
OPEX per earning days **)	(3,338)	(3,010)	(11.1)%
Operating C/F per earning days ***)	1,800	885	(50.8)%

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker and port expenses.

**) Operating expenses for own vessels.

***) TCE earnings less operating expenses and charter hire.

The delivery of four MR newbuildings during the year added costs of DKK 14 mill., while extensive repair work on four of the Company’s tankers and one bulk carrier led to additional costs of DKK 17 mill. General cost increases added DKK 8 mill. to technical running costs, while the reduced involvement in the offshore segment led to a DKK 10 mill. reduction in 2002, and a lower USD/DKK exchange rate led to DKK 6 mill. less costs.

The time chartered vessels in 2001 did not incur any technical running costs, only time charter hire payments.

NET EARNINGS FROM SHIPPING ACTIVITIES

TORM’s net earnings from shipping activities in 2002 were DKK 332 mill. vs. DKK 791 mill. in 2001.

PROFIT FROM SALES OF VESSELS AND INTERESTS

Profit from sales of vessels and interests were DKK 81 mill. in 2002 vs. DKK 93 mill. in 2001. The figure for 2002 contains a DKK 63 mill. profit from the sale of the liner activity, as well as DKK 17 mill. related to sale/leaseback, where the profit from the transaction is distributed over the period of the leaseback. In 2001 the profit consisted of DKK 74 mill. were derived from the sale of two offshore vessels and one MR product tanker, while the remaining DKK 19 mill. was related to sale/leaseback of vessels.

ADMINISTRATION EXPENSES

Administration expenses were DKK 116 mill. in 2002 vs. DKK 130 mill. in 2001. This difference contains a reduction in staff expenses of DKK 11 mill. Sale of the liner activity reduced staff expenses by DKK 3 mill., while one-off staff expenses in 2001, including offering shares to the employees at a discount to market value led to additional expenses in 2001. Furthermore, administration expenses for 2001 contained items related to a branding campaign for TORM and other external consultancy fees of DKK 4 mill. in 2001. Similar expenses were not present in 2002.

OTHER OPERATING INCOME

Other operating income mainly comprises income from chartering commissions to TORM in connection with the management of the product tanker and bulk pools. This income is to a large extent offset by the costs TORM incurs from operating the pools, which are treated as administration expenses. Other operating income was DKK 55 mill. in 2002 vs. DKK 60 mill. in 2001. The lower level of income in 2002 was caused by the previously mentioned lower rates for tank and bulk vessels in 2002, as the fees are calculated as a percentage of freight income in the pools. This had an effect of DKK 20 mill. in 2002. In addition, the lower USD/DKK exchange rate led a DKK 3 mill. reduction in 2002 other operating income. Increased activity due to a larger number of pool partners and vessels in the three pools in 2002 increased other operating income by DKK 6 mill. compared to 2001.

PROFIT BEFORE DEPRECIATION

Profit before depreciation (EBITDA) was DKK 352 mill. in 2002 vs. DKK 814 mill. in 2001. As a percentage of revenue, profit before depreciation was 18.1% in 2002 vs. 31.5% in 2001.

DEPRECIATION

Depreciation mainly consists of depreciation on vessels, which takes place over 25 years. Depreciation was DKK 145 mill. in 2002 vs. DKK 159 mill. in 2001. The lower level of depreciation in 2002 was mainly an effect of the change in estimate of useful life of vessels from 20 to 25 years with effect from the second half of 2001, which leads to a DKK 11 mill. lower depreciation charge. The sale of the offshore vessels in 2001 and the sale of the liner activity in September 2002, led to a decrease in depreciation of DKK 9 mill. compared to 2001, while change in fleet composition, including the delivery of four MR newbuildings in 2002 resulted in a higher depreciation of DKK 6 mill.

PROFIT BEFORE FINANCIAL ITEMS

Profit before financial items (EBIT) was DKK 207 mill. in 2002 vs. DKK 655 mill. in 2001. As a percentage of revenue, profit before financial items was 10.6% in 2002 vs. 25.3% in 2001.

FINANCIAL ITEMS

Financial items were DKK minus 92 mill. in 2002 vs. DKK minus 101 mill. in 2001. Interest income from bonds and cash decreased by DKK 14 mill. to DKK 31 mill. in 2002, due to the falling interest rates in 2002 and the sale of bonds in the summer of 2002 in order to finance the investment in NORDEN.

Interest expense on the Company’s mortgage debt and other bank debt decreased from DKK 124 mill. to DKK 77 mill. Changes in the composition of TORM’s fleet during 2001, including the sale of the offshore vessels, led to a reduction in expenses of DKK 18 mill. in 2002, while the addition of newbuildings increased interest expense by DKK 9 mill. compared to 2001. The lower USD/DKK exchange rate reduced interest expense by DKK 5 mill., while lower interest rates reduced interest expense by DKK 33 mill. in 2002 compared to 2001.

Exchange rate adjustments were DKK minus 47 mill. in 2002 vs. DKK minus 24 mill. in 2001. The net change of DKK minus 23 mill. includes an unrealized gain on the NORDEN shares of DKK 8 mill.

PROFIT BEFORE TAX

Profit before tax was DKK 115 mill. in 2002 vs. DKK 554 mill. in 2001. As a percentage of net revenue, profit before tax decreased from 21.4 per cent in 2001 to 5.9 per cent in 2002.

TAX FOR THE YEAR

Tax for the year 2002 was an income of DKK 360 mill. vs. an expense of DKK 166 mill. in 2001. In 2002, a reversal of deferred tax of DKK 360 mill. in relation to TORM’s entry into the tonnage tax scheme with effect from 2001 was included.

NET PROFIT FOR THE YEAR

Net Profit for the year was DKK 475 mill. in 2002 vs. DKK 388 mill. in 2001. This corresponds to earnings per share of DKK 26.1 per share in 2002 vs. DKK 21.3 per share in 2001. If the reversal of deferred tax of DKK 360 mill. is excluded from the calculation, earnings per share for 2002 are DKK 6.3 per share.

BALANCE SHEET

ASSETS

Total assets for the Company increased by DKK 490 mill. to DKK 4,109 mill. Total fixed assets grew by DKK 1,010 mill. to DKK 3,284 mill., while current assets in 2002 decreased by DKK 519 mill. to DKK 826 mill.

The main reason for the increase in fixed assets was an increase in the book value of vessels of DKK 838 mill. This increase is a result of the delivery of four MR product tankers in 2002, plus increased dry-docking assets due to the addition of newbuildings.

Prepayments on vessels under construction decreased by DKK 55 mill. to DKK 388 mill. due to the deliveries mentioned above. In 2002 TORM increased its newbuilding program by ordering two LR1 product tankers from the Hyundai yard. At the end of 2002, TORM had six vessels under construction for delivery in 2003 and 2004. In January 2003 the last cash payment on these vessels were paid, and the remaining payments to the yard will be financed by loans.

The surplus value on the Company’s fleet and the newbuilding program was DKK 146 mill. in 2002 (vs. DKK 166 mill. in 2001) after exchange rates adjustments on the value of vessels and related loans.

Financial fixed assets increased by DKK 252 mill. following the Company’s investment in the NORDEN shares. This investment is recognized as “other investments”, as TORM despite 33.35% ownership has not been offered seats on NORDEN’s Board of Directors, and does not have any influence on significant decisions in NORDEN and therefore cannot consider it to be an associated company.

TORM’s total receivables decreased by DKK 214 mill. in 2002, despite an unchanged activity level for the Company’s tank and bulk divisions. The primary reasons for the decrease was the sale of the liner activity, a generally lower level of demurrage, lower rates especially on tankers, and a lower USD exchange rate. The value of bonds and cash was DKK 305 mill. lower at year end than at the beginning of the year. The purchase of NORDEN shares, financing of vessels under construction and payment of dividends were the most significant draws on cash, but sale of the liner activity and a reduction in receivables decreased the draw on cash.

LIABILITIES

In 2002, Shareholders’ equity increased by DKK 799 mill. to DKK 1,719 mill., while total liabilities decreased by DKK 51 mill. to DKK 2,390 mill.

The large increase in Shareholders’ equity in 2002 is largely a result of net profit for the year, which includes reversal of deferred tax and exchange rate adjustments on mortgage debt, which due to a falling USD/DKK exchange rate of 16% from 31 December 2001 to 31 December 2002 leads to a positive adjustment on Shareholders’ equity of DKK 396 mill. Shareholders’ equity was 41.8 per cent of total assets per 31 December 2002.

Short- and long-term mortgage debt increased by DKK 226 mill. to DKK 2,034 mill. in 2002. Additional borrowing during the year was DKK 842 mill. to finance the Company’s newbuildings, while ordinary repayments were DKK 220 mill. Exchange rate adjustments were DKK 396 mill. as described above. Other liabilities decreased by DKK 175 mill. in 2002, mainly due to the sale of the liner activity in 2002.

Net interest bearing debt for the Company increased by DKK 531 mill. to DKK 1,511 mill., while invested capital was DKK 2,940 mill. at year-end vs. DKK 1,862 mill. at the start of 2002.

CASH FLOW

TORM’s total cash and equivalents including bonds was DKK 522 mill. at year-end 2002 vs. DKK 827 mill. at the beginning of 2002. The net decrease in cash and cash equivalents was DKK 305 mill. in 2002.

Cash flow from operations was DKK 261 mill. in 2002, and cash flow per share (CFPS) was DKK 14.4 vs. DKK 37.5 in 2001. Cash flow from operations was positively impacted by the sale of the liner activity as working capital was released subsequent to the sale.

Cash flow from investment activity was DKK 1,119 mill., mainly consisting of payment of instalments to the shipyards in connection with the newbuilding program and the investment in the NORDEN shares. This was partly offset by the proceeds from the sale of the linier activity.

Cash flow from financing activities were DKK 552 mill., which included loans on the newbuilding program of DKK 842 mill., while DKK 220 mill. was spent on ordinary repayments on the mortgage debt.

CASH POSITION AS OF YEAR-END 2002

Of the cash and cash equivalents of DKK 522 mill. at 31 December 2002, DKK 186 mill. has been collateralized in connection with a USD-loan and bareboat agreements for two of the Company’s tankers.  In addition to an ordinary overdraft facility to cover day-to-day fluctuations in liquidity, the Company has an unused six-year credit facility of DKK 500 mill.

As of February the Company has a newbuilding program totaling 4 vessels. On newbuildings the initial 20% of the total contract amount are generally self-financed by the Company while the remaining 80% are financed by mortgage debt. TORM has signed an agreement about the financing of approximately 80% of the contract amount of the two LR2-product tanker newbuildings to be delivered in 2003. All self-financing has been made on these two vessels while on its remaining two vessels one instalment equaling 10% of the contract amount is due for payment in first quarter of 2003.

Critical Accounting Policies

Critical accounting policies are those policies that require the application of management’s judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions.

REVENUE RECOGNITION

The Company generates its revenue through the pools it participates in. Total pool revenue is generated from each vessel participating in the pools that we join and are based on either voyage or time charter parties. The conditions agreed upon herein determine the total revenue and the demurrage rate. For both voyage and time charters the revenues are recognized concurrently with the duration of the voyage.

Distribution from the pools is based on available earning days from each pool partners’ vessels in relation to total available pool earning days and total revenues earned. If a pool vessel is unfixed by the end of an accounting period but is available to the pool the vessel still obtains earnings from the pool for the unfixed period based on total available earning days.

If the actual number of days to perform a voyage differs from the estimated days, it will influence on the result of the specific voyage and hence to some extent on total pool revenue.

PORT AND BUNKER EXPENSES

Port expenses and bunker fuel consumption, are expensed as incurred. Voyage expenses regarding crossover voyages are recognized concurrently with the related net revenue. The estimate of total expenses is based on vessel statistics regarding bunker consumption, port statistics, prior experience etc. Invoices, especially in relation to port expenses, are received up till 18 months after expenses have incurred. However, reports on actual expenses incurred are received on a regular basis from agents and captains.

If the actual expenses of a voyage differ from the estimated expenses, it will have an impact on total voyage expenses.

DRYDOCK COSTS

The Company’s vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. The costs associated with the drydocks are capitalized and depreciated on a straight-line basis over the estimated period between docks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, including marine paint; cost of hiring crews to effect repairs and parts used in making such repairs; cost of travel, lodging and supervision of our own personnel and cost of hiring third party personnel to oversee a drydock.

If the actual expenses of a drydock differ from the estimated expenses, the depreciation expense recorded in the following period will change.

USEFUL LIFE OF VESSELS

The useful life of the vessels is assessed periodically based on market conditions, regulatory requirements and business plans. The estimated useful life, and any associated estimated salvage value, is the basis for determining depreciation expense.

The Company vessels are depreciated on a straight-line basis over their estimated useful lives, which we have estimated to 25 years. We believe that a 25-year depreciable life is consistent with other comparable shipowners. Depreciation is based on cost less the estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton.

If the estimate of useful life for vessels is revised, the amount of depreciation expense recorded each period will change.

CARRYING VALUES OF VESSELS

The Company evaluates the carrying amounts and periods over which our vessels are depreciated to determine if events have occurred requiring a modification to their carrying values or useful lives. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying value of the assets might not be recovered. In assessing the recoverability of the vessels the Company review certain indicators of potential impairment, such as sale and purchase prices and general market conditions. Markets valuations from independent ship broking companies are obtained to support the recoverable amounts for the vessels on a semi-annual basis.

The carrying values of the Company’s vessels may not represent their fair market value at any point in time since market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

If the estimated future cash flows or their related assumptions change in the future, it may be required to record impairment charges for the vessels.

Financial Statements

ACCOUNTING POLICIES

The Annual Report of A/S Dampskibsselskabet TORM (“TORM”) has been prepared in accordance with the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D, Danish Accounting Standards and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies.

CHANGE IN ACCOUNTING POLICIES

The accounting policies are unchanged from last year except for the following changes in accounting policies due to the enactment of the new Danish Financial Statements Accounts Act as per 1 January 2002 or where a change in accounting policy increases the consistency between Danish reporting and the US GAAP reporting. Reporting under US GAAP is required as a consequence of the Company’s listing on NASDAQ in April 2002.

FINANCE LEASES

Agreements to charter vessels and to lease other property, plant and equipment where a Group company has substantially all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured at the present value of future leasing payments determined in the agreements, including any purchase options. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms. The capitalized lease obligation is recognized as a liability in the balance sheet. Previously the Group accounted for these agreements as operating leases as was an allowed option under the Danish Annual Accounts Act.

The change in policy has resulted in an increase in net income for 2002 of DKK 19.0 mill. (2001: DKK 0.7 mill.), net of tax and an increase in shareholders’ equity as of 31 December 2002 of DKK 3.8 mill. (2001: Decrease of DKK 15.3 mill.).

SALE AND LEASEBACK TRANSACTIONS

Gains related to sale and lease back transactions are deferred and amortized in proportion to the gross rental on the time charter over the life of the charter party. Previously all such gains were recognized at the date of the transaction.

The change in policy has resulted in an increase in net income for 2002 of DKK 44.2 mill. (2001: DKK 8.9 mill.), net of tax and a decrease in shareholder’s equity as of 31 December 2002 of DKK 38.8 mill. (2001: DKK 83.3 mill.).

SWAPS OF VESSELS

Gains related to a swap of ownership in vessels are recognized in the income statement at the date of the swap transaction, except when the acquired vessels are similar to the vessels exchanged. Previously any gain on the swap of vessels was recorded in the income statement at the date of the swap transaction, except when the vessels were identical vessels of equivalent age. The Danish Financial Statements Act does not specify the treatment of such transactions and accordingly the Group has chosen to define its accounting policy to be consistent to US GAAP.

The change in policy has resulted in an increase of net income for 2002 of DKK 0.5 mill. (2001: Decrease of DKK 7.0 mill.), net of related tax and a decrease in shareholders’ equity as of 31 December 2002 of DKK 6.5 mill. (2001: DKK 7.0 mill.).

DIVIDENDS

Dividends are recognized as a liability at the time of declaration at the Annual General Meeting. Previously proposed dividends were recognized in current liabilities in the fiscal year to which they related. The change in policy has resulted in an increase in shareholders’ equity at 31 December 2002 of DKK 36.4 mill. (2001: DKK 72.8 mill.) and a corresponding reduction of current liabilities.

OWN SHARES

Own shares are recognized directly as part of shareholders’ equity at cost. Upon subsequent disposal of own shares, any consideration is also recognized directly in shareholders’ equity. Previously own shares were reflected as an asset and adjusted at market value through the income statement.

The change in policy has resulted in a decrease in net income for 2002 of DKK 6.1 mill. (2001: Increase of DKK 8.8 mill.) net of related tax, and a reduction to shareholders’ equity as of 31 December 2002 of DKK 50.7 mill. (2001: DKK 43.8 mill.).

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to hedge interest, currency and other risks. Derivative financial instruments are recognized at fair value in the balance sheet.

For fair value hedges the change in fair value is offset against the change in fair value of the hedged item. For cash flow hedges the change in fair value on the contract is recorded as part of shareholders’ equity and then transferred to the income statement concurrently with the hedged item being recognized in the income statement. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the income statement at the end of each period.

Previously derivative financial instruments were not recognized in the balance sheet. For fair value hedges, exchange rate adjustments were reflected in the income statement. For cash flow hedges, no exchange rate adjustments were reflected until the contract expired.

The change in policy has resulted in a decrease in net income for 2002 of DKK 7.5 mill. (2001: Increase of DKK 0.2 mill.), net of tax and a decrease of shareholders’ equity as of 31 December 2002 of DKK 36.7 mill. (2001: DKK 26.7 mill.).

FINANCIAL LIABILITIES

Mortgage debt and bank loans relating to the financing of vessels are stated in US dollar and translated to DKK at the balance sheet date. As these are considered hedges of the currency risk relating to the vessels, any unrealized foreign exchange gains or losses at the balance sheet date is recognized directly in the shareholders’ equity and then transferred to the income statement when the loan is repaid. Previously the mortgage debt and bank loans relating to the financing of vessels in integrated entities were recorded at the historical exchange rate.

The change in policy did not affect the income for the year. The change has resulted in an increase of shareholders’ equity as of 31 December 2002 of DKK 27.5 mill. (2001: Decrease of DKK 368.7 mill.).

The impact of the above changes in accounting policies as of 1 January 2002 have been reflected through a restatement of all periods presented and a cumulative adjustment to opening shareholders’ equity.

The incremental effect of the restatement in respect of each of the previously reported line items in the income statement are summarized below (in DKK mill.):

2002	Finance leases	Sale and lease back transactions	Swap of vessels	Dividends	Own shares	Derivative financial instruments	Financial liabilities	Total
DKK mill.

Profit before financial items	31.0	29.8	0.6	—	—	8.4	—	69.8
Profit before taxes	19.3	45.3	0.6	—	(8.9)	(7.5)	—	48.8
Income taxes	(0.3)	(1.1)	(0.1)	—	2.8	—	—	1.3
Profit for the year	19.0	44.2	0.5	—	(6.1)	(7.5)	—	50.1
Total assets	223.6	—	(9.5)	—	(49.7)	(1.3)	—	163.1
Deferred taxes	(5.3)	(34.7)	(3.0)	—	1.0	—	—	(42.0)
Shareholders’ equity	3.8	(38.8)	(6.5)	36.4	(50.7)	(36.7)	27.5	(65.0)

2001	Finance leases	Sale and lease back transactions	Swap of vessels	Dividends	Own shares	Foreign currency contracts and derivatives	Mortgage debt and bank loans	Total
DKK mill.

Profit before financial items	26.6	19.0	(10.6)	—	4.1	1.9	—	41.0
Profit before taxes	1.0	12.7	(10.0)	—	12.5	0.2	—	16.4
Income taxes	(0.3)	(3.8)	3.0	—	(3.7)	—	—	(4.8)
Profit for the year	0.7	8.9	(7.0)	—	8.8	0.2	—	11.6
Total assets	286.1	—	(10.0)	—	(40.1)	24.5	—	260.5
Deferred taxes	(5.6)	(35.7)	(3.0)	—	3.7	—	—	(40.6)
Shareholders’ equity	(15.3)	(83.3)	(7.0)	72.8	(43.8)	(26.7)	(368.7)	(472.0)

ENTERING THE TONNAGE TAXATION SCHEME

On 6 February 2002, the Danish Government proposed a bill regarding Tonnage Taxation, which was enacted on 18 April 2002. According to the new Tonnage Taxation Act, the taxable income is not to be calculated as the difference between taxable income and deductible expenses as under the normal corporate taxation. Instead the taxable income is to be calculated with reference to the tonnage used by the Company during the year. The legislation was implemented retroactively from 1 January 2001 and in connection with the submission of the tax return for 2001 the Company decided to enter the tonnage taxation scheme with effect from 1 January 2001.

In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment, DKK 360 mill., has been released to income in 2002, which is also in accordance with shipping industry practice in Denmark.

DESCRIPTION OF ACCOUNTING POLICIES

GENERAL RECOGNITION AND MEASUREMENT CRITERIA

Income, including net revenue, is recognized in the income statement as earned, including value adjustments of financial assets and liabilities, which are measured at fair value or amortized cost. Furthermore, all costs incurred in order to achieve the earnings for the period are recognized in the income statement, including depreciation and provisions as well as the income statement will be affected by revisions to accounting estimates made in prior periods.

Assets are recognized in the balance sheet when it is probable that the future economic benefits attributable to the asset will flow to the Group, and the value of the asset can be measured reliably.

Liabilities are recognized in the balance sheet when it is probable that there will be an outflow of future economic benefits from the Group, and the value of the liability can be measured reliably.

Upon initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described in accounting policies related to the balance sheet.

Certain financial assets and liabilities are measured at amortized cost, whereby a constant effective yield to maturity is recognized. Amortized cost is calculated as original cost less repayment and with addition/deduction of the accumulated amortization of the difference between the cost and the nominal amount.

Recognition and measurement take into account all circumstances, including predictable risks and losses, occurring before the preparation of the Annual Report, which confirm or disconfirm circumstances existing at the balance sheet date.

CONSOLIDATION PRINCIPLES

The Annual Report comprises the Parent Company, TORM, and its subsidiaries i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest (collectively the Group).

Associated companies which are by agreement managed jointly with one or more other companies (joint ventures), and therefore subject to joint control, are consolidated on a pro rata basis.

The Consolidated Financial Statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries, and pro rata consolidated companies, by combining items of a uniform nature and eliminating intercompany transactions and balances.

FOREIGN CURRENCIES

The functional currency of the subsidiaries is the US dollar because the vessels operate in international shipping markets, which utilize the US dollar as the functional currency, and accordingly revenues and expenses are denominated in USD. The books for these subsidiaries are maintained in US dollars. The reporting currency of the Company is Danish kroner (DKK).

Transactions in currencies other than the functional currency are translated to the functional currency at the exchange rates prevailing at the date of the transactions. Gains or losses arising between the exchange rate at the transaction date and the exchange rate at the settlement date are recognized in the income statement.

Cash, accounts receivable and payable and other liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Differences between the exchange rate at the transaction date and the exchange rate at the balance sheet date are recognized in the income statement.

Mortgage debt and bank loans are denominated in US dollar to achieve an effective hedge of the Group’s future revenues in US dollar in the form of proceeds from sale of vessels.

The method used to translate the financial statements of a foreign entity from its functional currency of the US dollar into the reporting currency of the DKK depends on how it operates in relation to the Parent Company. These are as follows:

The income statement of integrated foreign entities are translated into DKK at the average exchange rates for the period; however, items derived from non-monetary items, such as depreciation expense, are translated at historical exchange rates. Monetary balance sheet items are translated at the exchange rates as at the balance sheet date and non-monetary items, such as the vessels, are translated at historical exchange rates at the time of acquisition. The unrealized exchange gains or losses on mortgage debt and bank loans are recognized directly in the shareholders’ equity and then transferred to the income statement when the loan is repaid. Exchange gains and losses arising upon translation of the income statements and balance sheets of integrated foreign entities are recognized in financial items in the income statement.

The financial statements of foreign subsidiaries and associated companies classified as independent foreign entities are translated into DKK at the average exchange rates for the period for the income statement and at the exchange rates as at the balance sheet date for the balance sheet. Exchange gains and losses arising upon the translation of shareholders’ equity at the beginning of the year into DKK at the exchange rate at the balance sheet date are recognized directly to shareholders’ equity. Exchange gains and losses arising upon the translation of the income statements and balance sheets of independent foreign entities are recognized directly in shareholders’ equity.  Accordingly, foreign exchange gains and losses on loans and derivative financial instruments entered into to hedge the foreign exchange risk relating to such entities are recorded directly in shareholders’ equity.

Foreign exchange rate gains or losses of intercompany balances with independent foreign entities, which are considered a part of the investment in the entity, are recognized directly in shareholders’ equity.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are entered into to hedge future committed or anticipated transactions and are considered to meet the hedging criteria of the regulation.

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value. The equity instruments are recognized as other receivables or other liabilities respectively.

Changes in fair value of derivative financial instruments which are used to hedge the fair value of a recognized asset or a recognized liability are recognized in the income statement under the same item as changes to the carrying amount of the hedged item, except for currency translation gains or losses arising from the hedging of exposures relating to long-term intercompany receivables in foreign entities. Currency translation gains or losses related to such exposure are recorded directly to shareholders’ equity.

Change in fair value of derivative financial instruments, which are used to hedge the expected future transactions are recognized in Retained Earnings. When the expected future transaction results in an income or a cost, amounts deferred under Retained Earnings are transferred to the income statement and included in the same line as the hedged item.

Change in fair value of derivative financial instruments that does not qualify for hedge accounting is recognized in the income statement at the end of each period.

SEGMENT INFORMATION

The Group consists of two business segments; tanker and bulk. The segmentation is based on the Company’s internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at Group level.

The Group only has one geographical segment because the Group considers the global market as a whole and the individual vessels are not limited to specific parts of the world.

Segment non-current assets consist of the non-current assets used directly for segment operations, including vessels and other plant and operating equipment.

Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight, other receivables, prepayments and cash and bank balances.

Segment liabilities comprise segment-operating liabilities, including trade payables and other liabilities.

DISCONTINUING OPERATIONS

The Group has sold the Liner activity in September 2002, which has been accounted for as a separate segment. The discontinuing business has been shown as a separate part of the segment information and the effect on the financial statements has been reflected through a restatement of all periods presented.

PARTICIPATION IN POOLS

TORM acts as pool manager for a number of pools, as such the Group is participating with a significant number of vessels in these. The Group’s share of the income statement and balance sheet in the respective pools are accounted for by entering a proportional share, based on participation in the pool, by combining items of uniform nature.

ACCOUNTING FOR PENSION PLANS

The Company has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

STOCK BASED COMPENSATION

The Board of Directors, the Management and a number of key employees participate in a share option program. The portfolio of own shares is used to cover share options granted under this program.

The difference between the exercise price and the market price of the shares at the date of the grant is recorded as compensation expense and is reflected in administrative expenses in the income statement. At the time of exercise the payments received for the sale of own shares are recognized directly in shareholders’ equity.

LEASES

Agreements to charter vessels and to lease other property, plant and equipment where a Group company has substantially all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured at the present value of future leasing payments determined in the agreements, including any purchase options. For the purpose of calculating the present value, the interest rate implicit in the lease or an approximate value is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms.

The capitalized lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

Other leases and charter agreements concerning vessels are classified as operational leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statement.

SALE AND LEASEBACK TRANSACTIONS

Gains related to sale and leaseback transactions are deferred and amortized in proportion to the gross rental on the time charter over the life of the charter party.

SWAP AGREEMENTS

Gains on swap of ownership in vessels are recognized in the income statement at the date of the swap transaction, except when the acquired vessels are similar to the vessels exchanged. If the swap is an exchange of similar vessels, the vessels are accounted for based on carryover value and no gain is recognized.

INCOME STATEMENT

NET REVENUES

Net revenues comprise freight and demurrage revenues from the vessels. Net revenues are recognized if they meet the general criteria mentioned above. Accordingly, freight and demurrage revenues are recognized upon delivery of service in accordance with the charter parties concluded.

PORT EXPENSES AND BUNKERS

Port expenses and bunkers, which comprise port expenses and bunker fuel consumption are expensed as incurred.

TECHNICAL RUNNING COSTS

Technical running costs, which comprise crew expenses, repair and maintenance expenses and tonnage tax, are expensed as incurred.

PROFIT ON SALE OF VESSELS/INTERESTS

Profit or loss from sale of vessels and interests are stated as the difference between the sales price less sales costs and the carrying amount of the asset at the time of the sale. Furthermore, any gains or losses upon repayment of related loans are included in the gain or loss on disposal.

ADMINISTRATIVE EXPENSES

Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

OTHER OPERATING INCOME

Other operating income comprises chartering commissions and profits and losses deriving from the disposal of other plant and operating equipment.

EQUITY INCOME FROM INVESTMENTS IN SUBSIDIARIES AND ASSOCIATED COMPANIES

Equity income from investments in subsidiaries and associated companies include the Parent Company’s proportional share of the net income of the individual subsidiary.

IMPAIRMENT LOSSES

Impairment losses represent the deduction in the value of vessels or other long-term assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.

FINANCIAL ITEMS

Financial items comprise interest income and interest expense, financing costs of finance leases, realized and unrealized exchange rate gains or losses, realized and unrealized gains or losses from securities and dividends received on shares and other financial income and expenses.

BALANCE SHEET

TANGIBLE FIXED ASSETS

Land is measured at cost.

Buildings are measured at cost based on the historical exchange rate less accumulated depreciation. Buildings are depreciated on a straight-line basis over fifty years.

Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. All major components of vessels are depreciated less salvage value on a straight-line basis based on an anticipated useful life of 25 years. Costs incurred in replacing or renewing the separate assets (docking costs) are capitalized and depreciated on a straight-line basis over the estimated period until the next dry dock.

Vessels under construction are measured at costs incurred. The costs of vessels and vessels under construction include interest cost on the financing in the period of construction.

Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years. Operating equipment with a cost price of less than DKK 25,000 is fully depreciated in the year of acquisition.

Leasehold improvements are measured at cost less accumulated amortization and impairment losses and leasehold improvements are amortized over the shorter of the term of the lease, and the estimated useful life.

Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use.

FINANCIAL FIXED ASSETS

Investment in subsidiaries and associated entities are recognized and measured in the Annual Report of the Parent Company according to the equity method, which requires that a proportionate share of their annual net income or loss is reflected in the income statement of the Parent Company. Unrealized intercompany profits are eliminated.

The share of the net income of the subsidiaries and associated entities that has not been distributed as dividends to the Parent Company is allocated to a restricted reserve under equity in the Parent Company’s balance sheet.

Other investments comprise shares in other companies. Listed shares are measured at the market value at the balance sheet date. Unlisted shares are measured at estimated market value.

Realized and unrealized gains and losses resulting from valuation or sales of shares are recognized as financial items in the income statement.

Dividends on shares in other companies are recognized as income in the period in which they are declared.

JOINT VENTURES

Participation in joint ventures are recorded using the proportional consolidation method in the Group accounts. The consolidated income statement includes the Group’s share of income and losses of joint ventures and the consolidated balance sheet includes the Group’s share of assets and liabilities in joint ventures.

INVENTORIES

Inventories consist of bunkers, lubricants and spare parts and are stated at the lower of cost or net realizable value. The cost is determined by the FIFO-method.

RECEIVABLES

Outstanding freight receivables and other receivables which are of a current nature (expected realized within 12 months from the balance sheet date) are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provisions for bad debts.

SECURITIES

Bonds are measured at market value at the balance sheet date. Realized and unrealized gains and losses resulting from valuation or realization of bonds are recognized as financial items in the income statement.

OWN SHARES

The Group uses own shares to hedge its commitments under the share option scheme for the management and key employees.

Own shares are recognized directly as part of shareholders’ equity at cost. Upon subsequent disposal of own shares, any consideration is also recognized directly in shareholders’ equity.

DIVIDENDS

Dividends are recognized as a liability at the time of declaration at the Annual General Meeting. Dividends proposed for the year are moved from retained earnings and shown as part of shareholders’ equity.

FINANCIAL LIABILITIES

Mortgage debt and bank loans relating to the financing of vessels are stated in US dollar and translated to DKK at the balance sheet date. As these are considered hedges of the currency risk relating to the vessels, any unrealized foreign exchange gains or losses at the balance sheet date is recognized directly in the shareholders’ equity and then transferred to the income statement when the loan is repaid.

Financial liabilities also include lease obligations on finance leases.

Other liabilities comprising trade payables and other liabilities are measured at amortized cost corresponding substantially to nominal value.

STATEMENT OF CASH FLOWS

The statement of cash flows shows the Group’s cash flows and cash and cash equivalents at the beginning and the end of the year.

Cash flow from operating activities is presented indirectly and is based on net income for the year adjusted for non-cash operating items, changes in working capital, income tax paid and interest paid/received.

Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial fixed assets, except for profit/loss on sale of vessels, which is included in the cash flows from operating activities.

Cash flow from financing activities comprises changes in long-term debt, bank loans, purchase or sales of own shares and dividends paid to shareholders.

Cash and cash equivalents comprises cash in hand, call deposits, and short-term, highly liquid investments that are readily convertible to cash and only subject to an insignificant risk of change in value. Cash equivalents include marketable securities (bonds). Equity instruments are not included.

EARNINGS PER SHARE/DILUTED EARNINGS PER SHARE

Basic earnings per share are calculated by dividing profit or loss for the Group by the average number of outstanding shares weighted over the respective period. Diluted earnings per share are calculated based on the if-converted method i.e. the profit or loss for the Group, divided by the average number of outstanding shares weighted over the respective period and the potential number of shares if outstanding share options were converted.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As a consequence of the registration of American Depository Receipts (ADR) with the United States Securities and Exchange Commission, the Company has prepared a summary of the effect on net income and shareholders’ equity as if the Financial Statements had been and prepared in accordance with the Generally Accepted Accounting Principles in the United States.

Income statement 1 January - 31 December, 2002

		PARENT COMPANY		GROUP
DKKt	Note	2002	2001	2002	2001
			Restated		Restated
Net revenue		1,554,984	2,091,556	1,948,036	2,583,351
Port expenses and bunkers		(599,508)	(720,977)	(834,504)	(808,210)

Time Charter Equivalent Earnings		955,476	1,370,579	1,113,532	1,775,141

Charter hire		(539,357)	(703,015)	(564,555)	(790,204)
Technical running costs		(191,742)	(163,338)	(217,332)	(194,362)

Net earnings from shipping activities (Gross profit)	1,2	224,376	504,226	331,645	790,575

Profit on sale of vessels/interests		81,164	74,323	81,164	92,960
Administrative expenses	2,3	(116,406)	(127,981)	(115,890)	(129,535)
Other operating income		62,869	77,930	55,228	60,197
Equity income from investments in subsidiaries		(47,388)	69,840	0	0
Equity income from investments in associated companies	4	(2,637)	122,269	0	0

Profit before depreciation (EBITDA)		201,978	720,607	352,147	814,197

Depreciation	5	(99,001)	(108,443)	(145,357)	(159,160)

Profit before financial items (EBIT)		102,977	612,164	206,790	655,037

Financial items	6	12,129	(58,571)	(91,655)	(101,444)

Profit before tax		115,106	553,593	115,135	553,593

Tax on profit on ordinary activities	7	360,219	(166,018)	360,190	(166,018)

Net profit for the year		475,325	387,575	475,325	387,575

Allocation of profit
The Board of Directors recommends that the year’s result of DKK 475 mill. be allocated as follows:

Proposed dividend DKK 2 per share of DKK 10 (2001: DKK 4)		36,400
Transfer to reserve for net revaluation according to the equity method of accounting		0
Retained earnings carried forward		438,925
		475,325

The accompanying notes are an integrated part of these financial statements.

Balance sheet at 31 December, 2002

		PARENT COMPANY		GROUP
DKKt	Note	2002	2001	2002	2001
			Restated		Restated
ASSETS
FIXED ASSETS
Tangible fixed assets
Leasehold improvements		4,982	5,760	4,982	7,161
Land and buildings		2,487	1,920	2,487	1,920
Vessels and capitalized dry-docking	11	2,139,215	1,102,356	2,581,375	1,743,327
Prepayment on vessels under construction		387,978	442,539	387,978	442,539
Other plant and operating equipment		12,081	33,829	16,854	41,631
	5	2,546,743	1,586,404	2,993,676	2,236,578

Financial fixed assets
Investments in subsidiaries	4	0	0	0	0
Loans to subsidiaries		33,632	56,635	0	0
Investments in associated companies	4	17,424	73,787	0	0
Loans to associated companies		45,041	18,907	0	0
Other investments	4	290,106	37,700	290,106	37,700
		386,203	187,029	290,106	37,700

Total fixed assets		2,932,946	1,773,433	3,283,782	2,274,278

CURRENT ASSETS
Inventories
Inventories of bunkers		29,001	29,529	33,228	33,789

Accounts receivable
Freight receivables, etc.		202,429	348,243	224,425	387,014
Other receivables		22,947	70,853	24,176	75,633
Prepayments		17,969	19,252	21,634	21,300
		243,345	438,348	270,235	483,947
Securities
Bonds	11	353,767	570,783	353,767	570,783

Cash at bank and in hand	11	129,507	221,821	168,282	256,470

Total current assets		755,620	1,260,481	825,512	1,344,989

Total assets		3,688,566	3,033,914	4,109,294	3,619,267

The accompanying notes are an integrated part of these financial statements.

Balance Sheet at 31 December, 2002

		PARENT COMPANY		GROUP
DKKt	Note	2002	2001	2002	2001
			Restated		Restated
LIABILITIES
SHAREHOLDERS’ EQUITY
Common shares	8	182,000	182,000	182,000	182,000
Revaluation reserve		0	22,128	0	22,128
Reserve for net revaluation based on the equity method of accounting		0	0	0	0
Own shares	8	(51,962)	(51,482)	(51,962)	(51,482)
Retained profit		1,552,659	694,908	1,552,659	694,908
Proposed dividend		36,400	72,800	36,400	72,800

Total shareholders’ equity		1,719,097	920,354	1,719,097	920,354

PROVISIONS
Deferred tax	7	0	360,077	0	360,077

LIABILITIES
Long-term liabilities
Mortgage debt and bank loans	9,11	1,407,374	922,601	1,735,464	1,519,743

Current liabilities
Next year’s instalments on mortgage debt and bank loans	9,11	260,036	223,435	298,061	287,577
Trade accounts payable		123,252	207,664	164,397	237,094
Liabilities of investments in subsidiaries	4	0	130,606	0	0
Other liabilities	10	97,629	133,172	111,097	158,417
Accruals		81,178	136,005	81,178	136,005
		562,095	830,882	654,733	819,093

Total liabilities		1,969,469	1,753,483	2,390,197	2,338,836

Total liabilities and shareholders’ equity		3,688,566	3,033,914	4,109,294	3,619,267

Collateral security	11
Guarantees and contingent liabilities	12
Currency, interest rate, fuel price and credit risks	13
Related party transactions	14
Discontinuing operations	15
Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)	16

The accompanying notes are an integrated part of these financial statements.

Statement of Changes in Shareholders’ Equity

	GROUP
DKK mill.	Common shares	Revaluation reserves	Reserve for net revaluation based on the equity method of accounting	Own shares	Retained profit	Proposed dividend	Total

SHAREHOLDERS’ EQUITY
Balance at 1 January, 2001	182.0	27.7	0.0	0.0	869.3	0.0	1,079.0
Change in accounting policies	0.0	0.0	0.0	0.0	(513.7)	36.4	(477.3)
Balance at 1 January, 2001 as restated	182.0	27.7	0.0	0.0	355.6	36.4	601.7
Exchange rate adjustment of shareholders’ equity in subsidiaries and associated companies					9.8		9.8
Exchange rate adjustment of loans to independent units					(0.7)		(0.7)
Exchange rate adjustment of mortgage debt and bank loans					35.1		35.1
Exchange rate adjustment of derivative financial instruments					(24.2)		(24.2)
Movement in revaluation of shares		(3.2)			3.2		0.0
Movement in revaluation of bonds		(2.4)			2.4		0.0
Purchase of own shares				(63.0)			(63.0)
Disposal of own shares				11.5	(1.1)		10.4
Dividends paid						(36.4)	(36.4)
Profit for the year					387.6		387.6
Dividend for the financial year					(72.8)	72.8	0.0
Balance at 1 January, 2002 as restated	182.0	22.1	0.0	(51.5)	694.9	72.8	920.3
Exchange rate adjustment of shareholders’ equity in subsidiaries and associated companies					(7.3)		(7.3)
Exchange rate adjustment of loans to independent units					(6.1)		(6.1)
Exchange rate adjustment of mortgage debt and bank loans					396.1		396.1
Exchange rate adjustment of derivative financial instruments					10.9		10.9
Movement in revaluation of shares		(19.5)			19.5		0.0
Movement in revaluation of bonds		(2.6)			2.6		0.0
Purchase of own shares				(7.6)			(7.6)
Disposal of own shares				7.1			7.1
Proceeds from sale of own shares					(0.3)		(0.3)
Dividends paid						(72.8)	(72.8)
Dividends paid on own shares					3.5		3.5
Profit for the year					475.3		475.3
Dividend for the financial year					(36.4)	36.4	0.0

Shareholders’ equity at 31 December, 2002	182.0	0.0	0.0	(52.0)	1,552.7	36.4	1,719.1

The accompanying notes are an integrated part of these financial statements.

Statement of Changes in Shareholders’ Equity

	PARENT COMPANY
DKK mill.	Common shares	Revaluation reserves	Reserve for net revaluation based on the equity method of accounting	Own shares	Retained profit	Proposed dividend	Total

SHAREHOLDERS’ EQUITY
Balance at 1 January, 2001	182.0	27.7	13.5	0.0	855.8	0.0	1,079.0
Change in accounting policies			(1.0)		(512.7)	36.4	(477.3)
Balance at 1 January, 2001 as restated	182.0	27.7	12.5	0.0	343.1	36.4	601.7
Exchange rate adjustment of shareholders’ equity in subsidiaries and associated companies					9.8		9.8
Exchange rate adjustment of loans to independent units					(0.7)		(0.7)
Exchange rate adjustment of mortgage debt and bank loans					40.3		40.3
Exchange rate adjustment of mortgage debt and bank loans in subsidiaries and associated companies					(5.2)		(5.2)
Exchange rate adjustment of derivative financial instruments					(24.2)		(24.2)
Reversal of revaluation of shares		(3.2)			3.2		0.0
Reversal of revaluation of bonds		(2.4)			2.4		0.0
Purchase of own shares				(63.0)			(63.0)
Disposal of own shares				11.5	(1.1)		10.4
Dividends paid						(36.4)	(36.4)
Profit for the year			(12.5)		400.1		387.6
Dividend for the financial year					(72.8)	72.8	0.0
Balance at 1 January, 2002 as restated	182.0	22.1	0.0	(51.5)	694.9	72.8	920.3
Exchange rate adjustment of shareholders’ equity in subsidiaries and associated companies					(7.3)		(7.3)
Exchange rate adjustment of loans to independent units					(6.1)		(6.1)
Exchange rate adjustment of mortgage debt and bank loans					430.7		430.7
Exchange rate adjustment of mortgage debt and bank loans in subsidiaries and associated companies					(34.6)		(34.6)
Exchange rate adjustment of derivative financial instruments					10.9		10.9
Reversal of revaluation of shares		(19.5)			19.5		0.0
Reversal of revaluation of bonds		(2.6)			2.6		0.0
Purchase of own shares				(7.6)			(7.6)
Disposal of own shares				7.1			7.1
Proceeds from sale of own shares					(0.3)		(0.3)
Dividends paid						(72.8)	(72.8)
Dividends paid on own shares					3.5		3.5
Profit for the year					475.3		475.3
Dividend for the financial year					(36.4)	36.4	0.0

Shareholders’ equity at 31 December, 2002	182.0	0.0	0.0	(52.0)	1,552.7	36.4	1,719.1

The accompanying notes are an integrated part of these financial statements.

Cash flow statement

	GROUP
DKKt	2002	2001	2000	1999	1998
		Restated	Restated	Restated	Restated
CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items (EBIT)	206,790	655,037	365,293	(18,981)	(242,096)
Interest received	69,747	50,254	37,151	43,339	58,102
Interest paid	(76,540)	(123,815)	(224,388)	(157,030)	(150,629)
	199,997	581,476	178,056	(132,672)	(334,623)
Adjustments:
Reversal of depreciation	145,357	159,160	220,726	205,201	471,894
Reversal of sale of liner activity	(63,007)	0	0	0	0
Reversal of other non(cash movements	(60,461)	(26,869)	(192,429)	33,317	70,383
Taxes paid	(29)	0	0	0	0
Change in inventories, accounts receivables and payables	39,430	(31,540)	81,087	(36,645)	58,976

Net cash inflow from operating activities	261,287	682,227	287,440	69,201	266,630

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	(954,262)	(553,723)	(350,940)	(526,881)	(345,170)
Investment in equity interests and securities	(247,983)	(15,144)	0	(50)	0
Sale of fixed assets	20,549	607,635	954,182	4,461	5,616
including profit on sale of vessels (included in operating activities)	0	(92,960)	(12,263)	0	(2,816)
Sale of liner activity	63,007	0	0	0	0

Net cash inflow/(outflow) from investing activities	(1,118,689)	(54,192)	590,979	(522,470)	(342,370)

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	842,472	164,825	131,855	508,356	223,105
Repayment/redemption, mortgage debt	(156,709)	(552,201)	(827,456)	(153,895)	(122,064)
Repayment/redemption, lease liabilities	(63,449)	(43,688)	(42,059)	(43,218)	(39,765)
Increase/(decrease) in bank debt	0	(340)	(18,654)	19,048	0
Dividends paid	(69,309)	(36,400)	0	(10,920)	(21,720)
Purchase/disposal of own shares	(807)	(51,482)	0	0	0

Cash inflow/(outflow) from financing activities	552,198	(519,286)	(756,314)	319,371	39,556

Net cash inflow/(outflow) from operating, investing and financing activities	(305,204)	108,749	122,104	(133,898)	(36,184)
Cash and cash equivalents including bonds, in companies acquired/divested	0	(7,917)	0	0	0

Increase/(decrease) in cash and cash equivalents	(305,204)	100,832	122,104	(133,898)	(36,184)

Cash and cash equivalents, including bonds, at 1 January	827,252	726,420	604,316	738,214	774,398

Cash and cash equivalents, including bonds, at 31 December	522,048	827,252	726,420	604,316	738,214
Of which used as collateral	(186,056)	(183,466)	(206,608)	(246,201)	(243,080)

	335,992	643,786	519,812	358,115	495,134

The accompanying notes are an integrated part of these financial statements.

Notes

Note 1

	GROUP
DKK mill.	Tankers	Bulkers	Not allocated	Discontinuing operations	Total 2002
SEGMENT INFORMATION
INCOME STATEMENTS
Net revenue	912.5	591.8	42.7	401.0	1,948.0
Port expenses and bunkers	(228.8)	(322.3)	(4.5)	(278.8)	(834.4)
Time Charter Equivalent Earnings	683.7	269.5	38.2	122.2	1,113.6
Charter hire	(200.5)	(242.4)	(20.7)	(101.0)	(564.6)
Technical running costs	(159.4)	(44.1)	(13.9)	0.1	(217.3)
Net earnings from shipping activities	323.8	(17.0)	3.6	21.3	331.7
Profit from sale of vessels and interests	12.1	4.8	0.0	64.2	81.1
Administrative expenses	(25.8)	(7.2)	(68.3)	(14.5)	(115.8)
Other operating income	53.2	1.7	0.3	0.0	55.2
Profit before depreciation (EBITDA)	363.3	(17.7)	(64.4)	71.0	352.2
Depreciation	(114.8)	(16.2)	(9.6)	(4.8)	(145.4)
Profit before financial items (EBIT)	248.5	(33.9)	(74.0)	66.2	206.8
Financial items	(98.6)	(14.1)	(6.5)	27.5	(91.7)
Profit/(loss) before tax	149.9	(48.0)	(80.5)	93.7	115.1
Tax	0.0	0.0	360.2	0.0	360.2
Profit/(loss) after tax	149.9	(48.0)	279.7	93.7	475.3
Extraordinary items	0.0	0.0	0.0	0.0	0.0
Net profit for the year	149.9	(48.0)	279.7	93.7	475.3

BALANCE
Fixed assets	2,713.4	256.8	313.6	0.0	3,283.8
Total assets	2,880.3	391.7	837.3	0.0	4,109.3
Total liabilities	1,866.6	353.9	169.7	0.0	2,390.2

The Company’s Offshore activities are included in ‘Not allocated’.

With reference to the Departmental order about exemption to the new Danish Financial Statements Act §5, stk. 4, nr. 1, no segment information for the Parent Company is provided. The Company’s Offshore activities are included in ‘Not allocated’.

	GROUP
DKK mill.	Tankers	Bulkers	Not allocated	Discontinuing operations	Total 2001
					Restated
SEGMENT INFORMATION
INCOME STATEMENTS
Net revenue	1,327.6	590.1	84.9	580.7	2,583.3
Port expenses and bunkers	(302.5)	(107.1)	(6.1)	(392.5)	(808.2)
Time Charter Equivalent Earnings	1,025.1	483.0	78.8	188.2	1,775.1
Charter hire	(221.8)	(395.4)	(27.6)	(145.4)	(790.2)
Technical running costs	(128.3)	(34.8)	(30.4)	(0.8)	(194.3)
Net earnings from shipping activities	675.0	52.8	20.8	42.0	790.6
Profit from sale of vessels and interests	15.9	5.2	70.7	1.2	93.0
Administrative expenses	(30.0)	(9.6)	(73.8)	(16.1)	(129.5)
Other operating income	52.8	5.3	0.5	1.5	60.1
Profit before depreciation (EBITDA)	713.7	53.7	18.2	28.6	814.2
Depreciation	(113.9)	(21.3)	(13.0)	(11.0)	(159.2)
Profit before financial items (EBIT)	599.8	32.4	5.2	17.6	655.0
Financial items	(95.9)	(31.6)	35.2	(9.1)	(101.4)
Profit/(loss) before tax	503.9	0.8	40.4	8.5	553.6
Tax	0.0	0.0	(166.0)	0.0	(166.0)
Profit/(loss) after tax	503.9	0.8	(125.6)	8.5	387.6
Extraordinary items	0.0	0.0	0.0	0.0	0.0
Net profit for the year	503.9	0.8	(125.6)	8.5	387.6

BALANCE
Fixed assets	1,919.1	268.3	62.7	24.2	2,274.3
Total assets	2,099.2	363.6	957.9	198.6	3,619.3
Provisions	0.0	0.0	360.1	0.0	360.1
Total liabilities	1,601.4	409.1	179.3	149.0	2,338.8

The Company’s Offshore activities are included in ‘Not allocated’.

Note 2

	PARENT COMPANY		GROUP
DKK mill.	2002	2001	2002	2001
		Restated		Restated
STAFF COSTS
Total staff costs
Staff costs included in technical running costs	33.2	27.0	33.2	29.5
Staff costs included in administrative expenses	64.7	78.7	66.0	80.6
Total	97.9	105.7	99.2	110.1

Staff costs comprise the following
Wages and salaries	87.8	96.5	89.1	100.4
Pension costs	9.7	8.0	9.7	8.5
Other social security costs	0.4	1.2	0.4	1.2
Total	97.9	105.7	99.2	110.1

Remuneration to the Board of Directors and salaries to the Management
Board of Directors	1.4	0.7	1.4	0.7
Management	5.2	7.6	5.2	7.6
Total	6.6	8.3	6.6	8.3

Salaries to the Management includes DKK 0.6 mill. to resigned member of the management.

Remuneration to the Board of Directors for 2002 includes DKK 0.2 mill. to resigned members of the Board of Directors.

Number of employees

The average number of staff in the Parent Company in the financial year was 250 (the Group 251). The equivalent figure for 2001 was 233 (the Group 235). The average number of staff is calculated based on ATP paid. The majority of the staff on vessels owned by subsidiaries and associated companies are not employed by TORM.

	GROUP
	Total options	Option allocation per year
DKK mill.	2002	2003	2002	2001
Share option program – 2001 to 2003
Total at 31 December, 2001	727,950	242,650	242,650	242,650

Board of Directors	73,260	28,490	28,490	16,280
Management	231,710	89,120	89,120	53,470
Key employees	328,230	109,410	109,410	109,410
Resigned persons	166,050	51,280	51,280	63,490
Total at 31 December, 2002	799,250	278,300	278,300	242,650

Percentage of common shares	4.39%	1.53%	1.53%	1.33%

The share option program was issued in 2001 and may be exercised at the earliest one year after pricing, and at the latest 3 years after the allotment. No options have been exercised per 31 December 2002. The strike price for 2001 was fixed at DKK 54 and for 2002 at DKK 58.5. The options for 2003 will be allotted at the Board Meeting in 2003 when the Financial Statements for the financial year 2002 are adopted. The strike price for the share option scheme in respect of 2003 will be fixed at the average price at which the share trades during the ten days of trading immediately after the annual result have been announced. The Company has acquired own shares to cover the share option program. The cost of own shares has been recognized directly in Shareholders’ equity. According to the Black-Scholes model, the theoretical market value of the share option program is estimated at DKK 7.9 mill. at the balance sheet date.

The key assumptions of the Black-Scholes model is :

•                                          The average dividend equals 3.48% of the average share price for the period.

•                                          The volatility is estimated at 33.21%.

•                                          The risk free interest rate based upon expiry of the options applies to between 2.96% and 3.49%.

•                                          The quoted share price of 31 December 2002 is 56.43.

Note 3

	PARENT COMPANY		GROUP
DKK mill.	2002	2001	2002	2001
		Restated		Restated
ADMINISTRATIVE EXPENSES

Parent company	116.4	128.0	108.2	118.7
Subsidiaries and associated companies	0.0	0.0	7.6	10.9
Total	116.4	128.0	115.8	129.6

	PARENT COMPANY		GROUP
DKK mill.	2002	2001	2002	2001
		Restated		Restated
Remuneration to the auditors appointed at the Annual General Meeting

Total fee, Ernst & Young	3.3	3.5	3.4	3.6
Total fee, Arthur Andersen	4.1	10.2	4.1	10.2
Total fee, Jesper Jarlbæk/Kirsten Aaskov Mikkelsen, former Arthur Andersen	2.0	—	2.0	—
Total	9.4	13.7	9.5	13.8

Fees, other services than audit, Ernst & Young	2.8		2.8
Fees, other services than audit, Arthur Andersen	4.1		4.1
Fees, other services than audit, Jesper Jarlbæk/Kirsten Aaskov Mikkelsen, former Arthur Andersen	1.5		1.5

Fees related to the Company’s listing at NASDAQ amounted to DKK 5.4 mill. in 2002.

Note 4

	PARENT COMPANY				GROUP
DKK mill.	Investment in subsidiaries	Investment in associated companies	Total investments	Other investments	Other investments

FINANCIAL FIXED ASSETS
Cost:
Balance at 1 January, 2002	3.1	0.1	3.2	23.3	23.3
Additions	0.0	0.0	0.0	248.0	248.0
Disposals	0.0	0.0	0.0	0.0	0.0
Cost at 31 December, 2002	3.1	0.1	3.2	271.3	271.3

Share of result/revaluation:
Balance at 1 January, 2002	41.5	83.9	125.4	17.1	17.1
Change in accounting policies	(175.2)	(10.2)	(185.4)	0.0	0.0
Balance at 1 January, 2002 as restated	(133.7)	73.7	(60.0)	17.1	17.1
Exchange rate difference	(33.0)	(12.1)	(45.1)	0.0	0.0
Share of result/revaluation for the year	(47.4)	(2.6)	(50.0)	2.7	2.7
Share of result/revaluation reversed	(18.4)	(41.6)	(60.0)	0.0	0.0
Share of result/revaluation at 31 December, 2002	(232.5)	17.4	(215.1)	19.8	19.8

Write-downs:
Balance at 1 January, 2002				(2.7)	(2.7)
Write-downs for the year/reversed write-downs				1.7	1.7
Write-downs at 31 December, 2002				(1.0)	(1.0)

Negative equity offset against intercompany accounts	229.4	0.0	229.4

Book value at 31 December, 2002	0.0	17.5	17.5	290.1	290.1

Book value at 31 December, 2001	(130.6)	73.8	(56.8)	37.7	37.7

Investments in subsidiaries:
Torm Shipware A/S	100%	Denmark
Torm Singapore (Pte) Ltd.	100%	Singapore
Torm Asia Limited	100%	Hong Kong
Torm Asia Bulkers Limited	100%	Hong Kong
Torm U.K. Limited	100%	England
Mogollon Shipping Limited	100%	Liberia
Peacehaven Shipping Limited	50%	Liberia
Eastern Light Shipping Limited	100%	Liberia
Southern Light Shipping Limited	100%	Liberia
Torm Lines Agency, Inc.	100%	USA
Torm Bulk US Inc.	100%	USA
Skagerak Tankers Limited	100%	Liberia
Agnete Shipping Corporation	100%	Liberia
ASC Shipping Limited	50%	Bahamas
Herdis Shipping Corporation	100%	Liberia
HRSC Shipping Ltd.	50%	Bahamas
Hermia Shipping Corporation	100%	Liberia
HMSC Shipping Ltd.	50%	Bahamas
Kristina Shipping Corporation	100%	Liberia
KTC Shipping Limited	50%	Bahamas
The LR2 Management A/S	50%	Denmark
Torm Shipping (Cyprus) Ltd.	100%	Cyprus
Hilde Shipping Corporation	100%	Liberia

Investments in associated companies:
Kirsten Shipping Corporation	50%	Liberia
KSC Shipping Ltd.	50%	Bahamas

Other investments:
Dampskibsselskabet NORDEN A/S	33%	Denmark

The NORDEN shareholding is currently treated in TORM’s accounts as ‘other investments’, given that TORM is deemed not to have significant influence on NORDEN.

TORM is participating in a number of joint ventures, which are not legal entities. The investments in these joint ventures are included as investments in associated companies.

Note 5

	GROUP
DKK mill.	Leasehold improvements	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels under construction	Other plant and operating equipment	Total

TANGIBLE FIXED ASSETS
Cost:
Balance at 1 January, 2002	11.9	6.6	2,286.1	442.5	42.5	2,789.6
Change in accounting policies	0.0	0.0	424.9	0.0	23.9	448.8
Balance at 1 January, 2002 as restated	11.9	6.6	2,711.0	442.5	66.4	3,238.4
Exchange rate difference	(1.2)	0.0	(52.4)	0.0	(1.1)	(54.7)
Additions	0.0	0.6	1,152.6	867.5	11.7	2,032.4
Disposals	(0.3)	0.0	(252.3)	(922.0)	(46.2)	(1,220.8)
Cost at 31 December, 2002	10.4	7.2	3,558.9	388.0	30.8	3,995.3

Depreciation and impairment losses:
Balance at 1 January, 2002	4.7	4.7	804.5	0.0	15.2	829.1
Change in accounting policies	0.0	0.0	163.1	0.0	9.6	172.7
Balance at 1 January, 2002 as restated	4.7	4.7	967.6	0.0	24.8	1,001.8
Exchange rate difference	(1.0)	0.0	(21.1)	0.0	0.0	(22.1)
Additions	0.0	0.0	0.0	0.0	0.0	0.0
Disposals	(0.2)	0.0	(99.0)	0.0	(24.3)	(123.5)
Depreciation for the year	1.9	0.0	130.0	0.0	13.5	145.4
Balance at 31 December, 2002	5.4	4.7	977.5	0.0	14.0	1,001.6

Book value at 31 December, 2002	5.0	2.5	2,581.4	388.0	16.8	2,993.7

Hereof finance leases	0.0	0.0	223.6	0.0	0.0	223.6

Hereof included interests in cost	0.0	0.0	9.3	0.6	0.0	9.9

Book value at 31 December, 2001	7.2	1.9	1,743.3	442.5	41.6	2,236.5

	PARENT COMPANY
DKK mill.	Leasehold improvements	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels under construction	Other plant and operating equipment	Total

TANGIBLE FIXED ASSETS
Cost:
Balance at 1 January, 2002	7.9	6.6	1,614.8	442.5	33.1	2,104.9
Change in accounting policies	0.0	0.0	165.9	0.0	23.9	189.8
Balance at 1 January, 2002 as restated	7.9	6.6	1,780.7	442.5	57.0	2,294.7
Exchange rate difference	0.0	0.0	0.0	0.0	(1.0)	(1.0)
Additions	3.3	0.6	1,371.9	867.5	11.7	2,255.0
Disposals	0.0	0.0	(250.3)	(922.0)	(46.2)	(1,218.5)
Cost at 31 December, 2002	11.2	7.2	2,902.3	388.0	21.5	3.330.2

Depreciation and impairment losses:
Balance at 1 January, 2002	2.1	4.7	602.9	0.0	13.6	623.3
Change in accounting policies	0.0	0.0	75.5	0.0	9.6	85.1
Balance at 1 January, 2002 as restated	2.1	4.7	678.4	0.0	23.2	708.4
Exchange rate difference	0.0	0.0	0.0	0.0	0.0	0.0
Additions	2.7	0.0	91.0	0.0	0.0	93.7
Disposals	0.0	0.0	(93.3)	0.0	(24.3)	(117.6)
Depreciation for the year	1.4	0.0	87.0	0.0	10.6	99.0
Balance at 31 December, 2002	6.2	4.7	763.1	0.0	9.5	783.5

Book value at 31 December, 2002	5.0	2.5	2,139.2	388.0	12.0	2,546.7

Hereof finance leases	0.0	0.0	223.6	0.0	0.0	223.6

Hereof included interests in cost	0.0	0.0	7.1	0.6	0.0	7.7

Book value at 31 December, 2001	5.8	1.9	1,102.4	442.5	33.8	1,586.4

At 1 January, 2002 the value of land and buildings assessed for Danish tax purposes amounted to DKK 2.9 mill. (book value DKK 2.5 mill.) compared with DKK 2.4 mill. at 1 January, 2001.

Included in the book value for vessels are dry-docking assets in the amount of DKK 44.0 mill. (2001: DKK 10.5 mill.) in the Group and DKK 34.6 mill. (2001: 6.8 mill.) in the Parent Company.

Note 6

	PARENT COMPANY		GROUP
DKK mill.	2002	2001	2002	2001
		Restated		Restated
FINANCIAL ITEMS
Financial income
Interest receivable, exchange gains, dividends, etc.	69.6	48.1	69.7	50.3
Unrealised gains on investments in equity interests, bonds and bank debt	67.8	0.7	12.5	0.7
	137.4	48.8	82.2	51.0

Financial expenses
Interest payable on mortgage and bank debt	51.9	83.4	76.2	121.5
Other interest payable and realised losses	0.3	2.3	0.3	2.3
Unrealised losses on investments in equity interests, bonds and bank debt	73.1	21.7	97.4	28.6
	125.3	107.4	173.9	152.4

Total financial items	12.1	(58.6)	(91.7)	(101.4)

Net foreign exchange adjustment included in Financial items	26.2	(15.3)	(53.6)	(22.1)

Note 7

	GROUP
DKK mill.	2002	2001
		Restated
Changes in deferred tax
Balance at 1 January, 2002	360.1	239.7
Change in accounting policies	0.0	(45.6)
Balance at 1 January, 2002 as restated	360.1	194.1

Tax on:
Profit for the year	0.0	161.0
Change in accounting policies	0.0	5.0
Adjustment deferred tax due to tonnage tax	(360.1)	0.0
Provision for the year	(360.1)	166.0

Balance at 31 December, 2002	(0.0)	360.1

Deferred tax can be itemized as follows:
Vessels	0.0	424.9
Loans	0.0	(12.1)
Capital lease assets	0.0	85.8
Capital lease obligations	0.0	(94.9)
Accruals	0.0	(37.2)
Tax-related deficit	0.0	0.0
Others	0.0	(6.4)
Total deferred tax	0.0	360.1

Effective corporate tax rate
Parent Company	0.0%	30.0%
Group	0.0%	30.0%

The Parent Company paid no tax in 2001 and 2002.

The Company has entered into the tonnage tax scheme resulting in release of deferred tax in the amount of DKK 360 mill. The tonnage tax agreements are binding for 10 years. The deferred tax status at 31 December, 2002, related to the assets and liabilities as of the date for entering the tonnage taxation scheme equal DKK 367 mill.

Note 8

	GROUP
DKK mill.	2002	2001

COMMON SHARES

The Company’s share capital, totaling DKK 182 mill., consists of common shares in the denomination of DKK 10 per share	182.0	182.0

	GROUP
	2002	2001	2002	2001	2002	2001
	Number of shares (1,000)	Number of shares (1,000)	Nominal value DKK mill.	Nominal value DKK mill.	% of share capital	% of share capital
OWN SHARES
1 January	871.5	0.0	8.7	0.0	4.7	0.0
Purchase	144.1	1,066.0	1.4	10.7	0.8	5.9
Sale	(134.2)	(194.5)	(1.3)	(2.0)	(0.7)	(1.1)
31 December	881.4	871.5	8.8	8.7	4.8	4.8

To hedge the Company’s share option program the following investment in own shares has been made. At 31 December 2002 the Company’s holding of own shares represented 881,368 shares at denomination DKK 10 per share, with a total nominal value of DKK 8.8 mill. The retained shares equates to 4.8% of the Company’s common shares. The Company’s purchase of own shares during the year was 144,100 shares of denomination DKK 10, equal to a nominal value of DKK 1.4 mill. This represented 0.8% of the share capital. Total sale of own shares totalled 134,200 shares at denomination DKK 10, equating to a total nominal value of DKK 1.3 mill. This disposal represented 0.7% of the common shares. Total respect of the purchase of own shares was DKK 7.5 mill. for the year whereas for the sale of shares it was DKK 6.7 mill.

Note 9

	PARENT COMPANY		GROUP
DKK mill	2002	2001	2002	2001
		Restated		Restated
MORTGAGE DEBT AND BANK LOANS
To be repaid as follows:
Next year’s repayments	260.0	223.4	298.1	287.6
Falling due within 5 years	923.9	720.2	1,075.9	1,063.2
Falling due after 5 years	483.5	202.4	659.5	456.5
	1,667.4	1,146.0	2,033.5	1,807.3

Hereof liabilities relating to finance leases	256.2	192.5	256.2	373.9

	GROUP
			2002	2001	2002	2001
				Restated		Restated
DKK mill.	Maturity	Fixed/ floating	Effective interest	Effective interest	Book value	Book value

LOAN
USD	2002	Floating	—	5.3%	0.0	80.0
USD	2003	Floating	3.5%	5.5%	63.7	107.1
USD	2004	Floating	3.4%	5.1%	345.7	476.9
USD	2005	Floating	4.0%	6.5%	187.9	279.3
USD	2006	Floating	3.4%	5.1%	63.7	92.4
USD	2007	Floating	4.1%	5.2%	333.1	435.1
USD	2008	Floating	3.8%	—	76.4	—
USD	2009	Floating	5.3%	6.2%	260.8	336.5
USD	2012	Floating	4.0%	—	702.2	0.0

Weighted average effective interest rate			4.0%	5.6%
Book value					2,033.5	1,807.3

	PARENT COMPANY
DKK mill.			2002	2001	2002	2001
				Restated		Restated
	Maturity	Fixed/ floating	Effective interest	Effective interest	Book value	Book value

LOAN
USD	2002	Floating	—	5.3%	0.0	80.0
USD	2003	Floating	3.5%	5.5%	63.7	107.1
USD	2004	Floating	3.4%	4.8%	312.7	250.7
USD	2005	Floating	4.0%	6.5%	187.9	279.3
USD	2006	Floating	3.4%	5.1%	63.7	92.4
USD	2008	Floating	3.8%	—	76.4	—
USD	2009	Floating	6.0%	6.2%	260.8	336.5
USD	2012	Floating	4.0%	—	702.2	0.0

Weighted average effective interest rate			4.1%	5.7%
Book value					1,667.4	1,146.0

Note 10

	PARENT COMPANY		GROUP
DKK mill.	2002	2001	2002	2001
		Restated		Restated
OTHER LIABILITIES
Partners and commercial managements	6.9	9.1	11.8	17.1
Wages and social expenses	14.7	23.4	14.7	23.4
Derivative financial instruments	35.4	51.2	35.4	51.2
Miscellaneous, including items related to shipping activities	40.6	49.5	49.2	66.7
	97.6	133.2	111.1	158.4

Note 11

	PARENT COMPANY		GROUP
DKK mill.	2002	2001	2002	2001
		Restated		Restated
COLLATERAL SECURITY
Collateral security for mortgage debt, bank loans and bareboat charters:
Vessels	1,347.4	690.3	1,713.6	1,063.5
Bonds	184.6	183.3	184.6	183.3
Cash and cash equivalents	1.5	0.2	1.5	0.2
	1,533.5	873.8	1,899.7	1,247.0

Note 12

	PARENT COMPANY		GROUP
DKK mill.	2002	2001	2002	2001
		Restated		Restated
GUARANTEE AND CONTINGENT LIABILITIES
Guarantee liabilities	370.0	376.9	3.9	3.8

Charter hire for vessels time charter:
Next year’s payments	396.2	492.3	456.2	526.6
Falling due within 5 years	568.4	676.2	568.4	676.2
Falling due after 5 years	356.1	558.2	356.1	558.2
	1,320.7	1,726.7	1,380.7	1,761.0
Average period until redelivery			1.5	1.2

For the Parent Company the guarantee liabilities consist primarily of guarantees for the subsidiaries. For the Group the guarantee liabilities consist primarily of a guarantee to the Danish Shipfinance, which provides ship financing. The guarantee will only be called in if the creditor enters into bankruptcy.

As mentioned in the report from the Board of Directors, the company has contracted 6 vessels (2001: 8 vessels), an investment totalling approximately DKKm 1,732 (2001: DKKm 2,057). The company is jointly and severally liable with its jointly taxed subsidiaries for tax on income subject to consolidated taxation.

Note 13

		GROUP
DKK mill.		Assets	Liabilities	Hedge	Net position

CURRENCY RISKS
USD	< 1 year	432.8	609.3	0.0	(176.5)
	> 1 year	2,974.9	1,735.5	0.0	1,239.4

DKK	< 1 year	378.3	52.4		325.9
	> 1 year	313.6	0.0		313.6

Others	< 1 year	9.6	0.6		9.0
	> 1 year	0.0	0.0		0.0

Total		4,109.2	2,397.8	0.0	1,711.4

	GROUP
DKK mill.	Maturity	Fair value	Fair value	Deferred recognition in the income statement of gains/(losses), expected to be realized after the balance sheet date		Effect	Hedge
		2002	2001	2002	2001
			Restated		Restated
CROSS CURRENCY SWAPS
USD 8 mill.	2004	1.0	(9.7)	—	—	Income statement	Receivables

USD 10 mill.	2004	1.3	(12.0)	(13.3)	3.8	Equity	Long term intercompany receivables

USD 22 mill.	2004-05	7.2	(22.3)	(29.5)	7.9	Equity	Vessels

Total		9.5	(44.0)	(42.8)	11.7

Currency, interest rate, fuel price- and credit risks

Currency risks

In order to hedge the Company’s exposure to currency exchange risks in the balance sheet, the above cross currency swap agreements have been entered into.

Forward contracts are entered into by the Company on a regular basis in respect of the ongoing cash flow.

In 2001 and 2002 forward contracts amounting to USD 31 mill. were entered into at an average rate of 8.33 against DKK.

Interest rate risks

Regarding the Company’s financial assets and commitments, the following information is provided in relation to actual interest levels prevailing as at end of 2002:

The bond portfolio, with an average duration of 2.4 years, produced an effective yield of 7.88%.

The portion of the mortgage debts and bank loans with maturity within one year was USD 9 mill. and USD 278 mill. after one year but within 5 years. The effective interest rates was between 1.4% and 3.8%.

The portion of the interest swaps hedging the USD mortgage debt with maturity within one year was USD 27 mill. and USD 166 mill. after one year but within 5 years.

The effective interest rates was between 2.9% and 4.0%.

The fair value of the Company’s interest rate swaps were DKK (44.9) mill. at year end. (2001: DKK (9.7) mill.)

Fuel Price risks

In 2002, the Company hedged 18 per cent of its bunker requirements, and at year-end had hedged 3 per cent of the 2003 requirement. The market value of these contracts was DKK 1.1 mill. at year-end. (2001: DKK (1.9) mill.)

Credit risks

The Company’s credit risk is considered minimal since it is normal shipping practice that freight is paid prior to the discharge of a vessel’s cargo.  The amounts receivable are therefore primarily made up of crossover voyages and a small amount of demurrage.

Note 14

RELATED PARTY TRANSACTIONS

TORM consider the Company’s Board of Directors as related parties. Niels Erik Nielsen, our Deputy Chairman of the Board of Directors, is a partner in the law firm Bech-Bruun Dragsted. Bech-Bruun Dragsted has rendered services in connection with the listing of TORM’s shares in the US and the investment in NORDEN. The firm’s fee is based upon the amount of time spent by the firm on the matter, and it is anticipated to be approximately DKK 1.6 mill. (2001: DKK 1.5 mill.).

Gabriel Panayotides, one of our Directors, has served as the head of operations of Maryville Maritime Inc. since 1983. Maryville Maritime Inc. has chartered one vessel to the Torm Panamax bulk carrier pool in the period 1 January - 22 February, 2002 after which the vessel was redelivered.

Note 15

	2002	2001	2000	1999	1998
		Restated	Restated	Restated	Restated
DKK mill.	Discontinuing operations	Discontinuing operations	Discontinuing operations	Discontinuing operations	Discontinuing operations

DISCONTINUING OPERATIONS

INCOME STATEMENTS
Net revenue	401	581	565	521	520
Port expenses, Bunkers, Charter hire and Operating costs	(380)	(539)	(527)	(480)	(454)
Net earnings from shipping activities (Gross profit)	21	42	38	41	66
Provision for vessels on B/B charter	0	0	0	0	(46)
Profit from sale of vessels and interests	64	1	1	0	3
Administrative expenses	(14)	(16)	(17)	(17)	(15)
Other operating income	0	2	0	4	2
Profit before depreciation (EBITDA)	71	29	22	28	10
Depreciation	(5)	(11)	(15)	(20)	(20)
Profit before financial items (EBIT)	66	18	7	8	(10)
Financial items	28	(9)	(3)	(9)	(7)
Profit/(loss) before tax	94	9	4	(1)	(17)
Tax	0	0	0	0	0
Profit/(loss) after tax	94	9	4	(1)	(17)
Extraordinary items	0	0	0	0	(6)
Net profit for the year	94	9	4	(1)	(23)

BALANCE SHEET
Fixed assets	0	24	30	103	117
Total assets	0	198	231	294	298
Provisions	0	0	0	26	24
Total liabilities	0	149	194	262	274

The sale of TORM Lines on 16 September, 2002 generated a net profit amounting to DKK 63 mill. TORM retained working capital in the order of DKK 25-30 mill. Net earnings from voyages performed until 16 September, 2002 have been taken into the income statement. If actual net revenue and voyage expenses differ from the estimates made, it will have an impact on net earnings from shipping activities.

Note 16

Restatement to United States Generally Accepted Accounting Principles (US GAAP)

The Annual Report has been prepared in accordance with Danish GAAP, which differs in certain material respects from accounting principles generally accepted in the United States (US GAAP).

The following is a summary of the adjustments to profit (loss) for the years ended 31 December, 2002 and 2001 and shareholders’ equity as of those dates, necessary to reconcile those to net income (loss) and shareholders’ equity determined in accordance with US GAAP.

		NET INCOME		SHAREHOLDERS’ EQUITY
DKKt	Note	2002	2001	2002	2001
			Restated		Restated
Net income/shareholders’ equity as reported under Danish GAAP (restated)		475,325	387,575	1,719,097	920,354

a) Dry dock costs		(21,888)	(10,832)	(50,375)	(28,487)
b) Write-down of vessels		(12,313)	—	(12,313)	—
c) Unrealized losses on marketable securities		(4,423)	4,974	—	—
d) Foreign currency translation		36,551	15,371	(92,718)	455,541
e) Derivative Financial Instruments		7,384	(27,610)	—	(4,277)
f) Tonnage Taxation (deferred tax)		(395,064)	—	(367,319)	—
g) Tax effect of US GAAP adjustments		—	5,366	—	28,099

Net income/shareholders’ equity in accordance with US GAAP*		85,572	374,844	1,196,372	1,371,230

* Unaudited

The Group’s accounting policies under Danish GAAP have been described below where these differ from accounting principles applicable in the United States (US GAAP):

a)              Accounting for dry dock costs

In accordance with Danish accounting principles, dry dock costs are capitalized as incurred and depreciated over the period until the next docking. In accordance with US GAAP, the expected dry dock costs are accounted for by accruing for the estimated expenses involved in the next docking over the period to the next docking.

b)              Write-down of vessels

In accordance with Danish accounting principles, the write-down of vessels recognized in 1998 has been reversed this year as the market value of the vessels exceeds the net book value on the respective vessels. Under US GAAP impairment losses cannot be reversed.

c)              Unrealized gains on marketable securities

In accordance with Danish accounting principles, unrealized gains and losses on marketable investments are recorded as financial items in the income statement. Under US GAAP, investments in marketable securities must be classified as either trading, available-for-sale or held to maturity, as required by Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” For US GAAP purposes, the Group’s investments in marketable securities are classified as available-for-sale and accordingly, the unrealized gains and losses are recorded as a component of shareholder’s equity unless there is another than temporary impairment of the shares.

d)              Foreign Currency Translation

In accordance with Danish accounting principles, the method used to translate the financial statements of a foreign operation from its functional currency of the US dollar into the reporting currency of the Danish Kroner depends on the way in which it is financed and operates in relation to the reporting enterprise. For certain entities (integrated entities) translation differences are recorded in the income statement and non-monetary assets and liabilities, such as the vessels, are translated at their historical rates on the date of purchase. Profit and loss items that are derived from the non-monetary assets, such as depreciation expense, are translated at their historical rates. The remaining line items included in the balance sheet are translated at year end rates, and profit and loss items are translated using average rates during the period. Under US GAAP, the translation of subsidiaries with a different functional currency than the Danish Kroner into the reporting currency is reflected as a component of equity. The translation is based on year-end rates for the balance sheet components and based on average rates for the income statement.

e)              Derivative Financial Instruments

In accordance with Danish accounting principles, derivative financial instruments are recognized in the balance sheet at fair value. For fair value hedges the change in fair value is set-off against the change in fair value of the hedged balance item. For cash-flow hedges the change in fair value on the contract is recorded as part of the shareholders’ equity and then transferred to the income statement when the hedged item is realized. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the income statement at the end of each period. Under US GAAP, the Company has not accounted for any of the derivative financial instruments as hedges as defined by Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, the change in fair value on the contracts is recorded in the income statement at the end of each period.

f)                Tonnage Taxation

The Danish Government proposed a bill regarding Tonnage Taxation, which was enacted on 18 April, 2002. The legislation has been implemented with retroactive date effective from 1 January, 2001. The management has chosen to enter the tonnage taxation scheme with effect from 1 January, 2001.

In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment has been released to income. Under US GAAP the deferred tax provision that existed at the date of enactment remains in the balance sheet. The deferred tax provision is calculated at the end of each period based on the company’s assets and liabilities at the date for entering the tonnage taxation scheme. Taxation will only occur if the total fleet of a company is substantially reduced in size. Furthermore, the tax asset related to the accumulated US GAAP adjustments was lost in connection with the entering into the tonnage taxation scheme.

g)             Tax effect of US GAAP adjustments

The tax effects of the US GAAP adjustments have been calculated based on the enacted tax rate of 30% for the year ended 31 December, 2001.

Board of Directors

Niels Erik Nielsen

N. E. Nielsen became Chairman of TORM on 25 April 2002 and has been a board member since September 2000. He is a partner of Bech-Bruun Dragsted. Mr. Nielsen has a Law degree from the University of Copenhagen.

He is a Board member of the following other Danish public limited companies and subsidiaries:

Amagerbanken Aktieselskab
Ambu International A/S
Audio Holding A/S
Charles Christensen A/S
Cimber Air A/S
Danica-Elektronik A/S
Danish Supply Corporation A/S
Gammelrand Skærvefabrik A/S
GPV Industri
Kongskilde Industries A/S
Mezzanin Kapital A/S
National Industri A/S
Preben Olsen Automobiler A/S
Satair A/S
Weibel Scientific A/S

Christian Frigast

A member of the Board since 26 September 2000. Mr. Frigast became Deputy Chairman in April 2002. He is the managing director of Axcel Industriinvestor A/S and holds an M.Sc(Econ) from the University of Copenhagen.

He is a Board member of the following other Danish public limited companies and subsidiaries:

Britannia Invest A/S
Icopal A/S
Kansas Wenaas A/S
Kilroy Travels International A/S
Laundry Systems Group A/S
Løgstør Rør A/S
NetTest A/S
Rationel Vinduer A/S
Royal Scandinavia A/S
Thygesen Textile Group A/S
Tvilum-Scanbirk A/S
Vest-Wood A/S

Gabriel Panayotides

A member of the Board since 26 September 2000. Mr. Panayotides is Chairman, President and Chief Executive Officer of Excel Maritime Carriers Ltd., listed on the American Stock Exchange. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978 and sits on the Greek Committee of the French classification society, Bureau Veritas and Lloyds Register of Shipping. He has a Bachelors degree from the Pireaus University of Economics.

Ditlev Engel

A member of the Board since April 2002. Mr. Engel is Managing Director of Hempel Marine Paints A/S and has a BSc(Econ) and a B (Comm) degree from the Copenhagen Business School.

He is a Board member of the following other public limited Danish companies and subsidiaries:

HSA (Danmark) A/S
Hempel Contractors A/S

Michael Agerholm

A member of the Board since 1995. Mr. Agerholm has held various positions in TORM’s tanker division over the last 10 years and was appointed a Vice President in 2001. Mr. Agerholm represents the employees of TORM on the Board.

Søren Elbek

A member of the Board since 2002. Mr. Elbek is employed by TORM as a Captain and has been with the Company since 1996. He represents the employees of TORM on the Board.

Senior Management

Klaus Kjærulff

President and Chief Executive Officer since September 2000. Mr. Kjærulff has worked for TORM since 1976. From 1997 to 2000, he headed the Company’s Tanker and Bulk departments as Executive Vice President. From 1981 to 1997, he was Vice President in charge of the Tanker department.

He is a Board member of the following other Danish public limited companies:

gram-agentur A/S

Klaus Nyborg

Chief Financial Officer since March 2002. Prior to this, Mr. Nyborg held a number of senior positions with the A. P. Møller Group, most recently as Finance Director of Maersk Logistics. Mr. Nyborg holds a Masters degree in Law and Business Economics from the Copenhagen Business School.

OTHER MANAGEMENT

Mikael Skov
Executive Vice President,
Tanker division

Jan Mechlenburg
Executive Vice President,
Tanker division

Erik Svanberg
Executive Vice President,
Bulk division

Esben Poulsson
Executive Vice President,
TORM UK

Mogens Fynbo
Executive Vice President,
Technical department

Copenhagen Stock Exchange Announcements

DURING THE YEAR, THE COMPANY ISSUED THE FOLLOWING OFFICIAL ANNOUNCEMENTS:

4 January	A/S Dampskibsselskabet TORM has appointed Mr. Klaus Nyborg as the new Chief Financial Officer
31 January	Financial Calendar 2002
1 March	Extraordinary General Meeting - dual listing - Preliminary Announcement of financial Result 2001
1 March	Notice of Extraordinary General Meeting
5 March	Extraordinary General Meeting - dual listing - supplementary information
13 March	Extraordinary General Meeting - Dividend Indication
13 March	The Chairman’s report at the Extraordinary General Meeting on 13th March 2002
13 March	Statement of the outcome of the EGM with information about the Resolutions adopted
14 March	Revised Articles of Association
20 March	Financial report 2001
10 April	Agenda for the Annual General Meeting
12 April	Change in board of Directors of TORM
16 April	NASDAQ listing
25 April	Annual General Meeting 2002
30 April	Investor presentation
6 May	Postponement of Quarterly Report - 1st Quarter 2002
23 May	TORM places order for 7 newbuildings
31 May	TORM 1st Quarter Report 2002
4 June	TORM places order for 1 additional newbuilding and takes delivery of one vessel
30 June	NORDEN §29 announcement from TORM
1 July	TORM has offered to acquire NORDEN
1 July	TORM’s tender offer to the shareholders of NORDEN
25 July	TORM’s tender offer to the shareholders of NORDEN
25 July	TORM’s tender offer to the shareholders of NORDEN
29 July	Expiry of TORM’s offer to purchase NORDEN
30 July	TORM’s ownership in NORDEN
30 July	TORM’s ownership in NORDEN
9 August	NORDEN §29 announcement from TORM
12 August	TORM’s Financial Report for 1st half 2002
9 September	TORM sells TORM Lines
12 November	TORM - 3rd Quarter 2002 results
19 December	TORM - Financial Calendar 2003

Full details of these announcements can be found on the Company’s website www.torm.dk under “Investor Relations” and “Releases”.

Glossary and definitions of Financial Ratios

Glossary

ADR:	American Depository Receipt - proof of ownership of (the equivalent) of one share. ADRs are used by foreign companies wishing to list on American stock exchanges.

Aframax:	A vessel with a deadweight (cargo carrying capacity) of 80,000 - 100,000 tons.

Asset play:	Acquisition and ownership of assets (ships), which may be disposed of at an optimal time, with a view to generating a one-off profit - as opposed to profits derived from operating the asset.

Bareboat:	See B/B.

B/B:	Bareboat - a form of charter arrangement whereby the charterer is responsible for all costs and risk in connection with the vessels’ operation.

Bulk:	Dry cargo (typically commodities such as grain, coal, iron ore, etc.)

Bunkers:	Fuel with which to run a ship’s engines.

Coating:	The internal coatings applied to the tanks of a product tanker. The coating protects the ships tanks, enabling it to load refined oil products.

DKK:	Danish Kroner.

Drycargo:	See bulk.

DWT:	Deadweight tons - the cargo carrying capacity of a ship.

FFA:	Freight Forward Agreement, a financial derivative instrument enabling freight to be hedged forward at a fixed price.

GAAP:	Generally accepted accounting principles.

Handysize:	Bulkcarriers with a deadweight capacity of 20-35,000 tons.

IAS:	International Accounting Standards.

IMO:	International Maritime Organisation.

Liner activity:	The operation of ships trading to specified ports using a fixed schedule. The cargo normally involves containers and general cargo.

LR1:	Long Range 1. A specific class of product tankers in the 60,000 - 80,000 ton size.

LR2:	Long Range 2. A specific class of product tankers in the 80,000 - 100,000 ton size.

MR:	Medium range. A specific class of product tankers in the 35,000 - 50,000 ton size.

OPA-90:	Oil Pollution Act 1990: US environmental law implemented following the grounding of Exxon Valdez in Alaska.

OPEC:	Organisation of the Petroleum Exporting Countries.

Panamax:	A vessel of 60,000 - 80,000 tons with dimensions which allows passage through the Panama Canal.

Pool:

A grouping of ships of similar size and characteristics, owned by different owners, but which are commercially operated jointly. The pool Manager is mandated to charter the ships out for the maximum benefit of the Pool as a whole. Earnings are equalised taking account of differences in ships’ specifications, the number of days the ships has been available for the pool etc.

Product tanker:	A vessel suitable for trading clean petroleum products, such as gasoline, jetfuel and naphtha.

T/C:	Time Charter - An agreement covering the chartering out of a vessel to an end user for a defined period of time.

Timecharter:	See T/C.

TCE:	See T/C equivalent.

T/C equivalent:	The freight receivable after deducting port expenses and consumption of bunkers.

USD:	US Dollars.

Definitions of financial ratios

EBIT:	Profit before interest and taxes.

EBITDA:	Profit before interest, taxes, depreciation and amortization.

EBIT margin:	Profit before financial items divided by net revenue.

EBITDA margin:	Profit before depreciation divided by net revenue.

EPS:	Profit for the year divided by average number of shares in the year.

Gross margin:	Net earnings from shipping activities (gross profit) divided by net revenue.

Invested capital:	Shareholders’ equity plus net interest-bearing debt minus non-operating assets.

NAV:	Net asset value - Shareholders’ equity plus surplus value of the vessels.

Net interest– bearing debt:	Interest-bearing debt minus cash and securities.

RoE:	Return on Equity: Profit for the year divided by average shareholders’ equity.

RoIC:	Return on Invested Capital: Profit before financial items divided by invested capital.

Surplus value of vessels:	Market valuation of vessels done by independent brokers minus book value of vessels.

Basic Information

Name & address:	A/S Dampskibsselskabet TORM Marina Park Sundkrogsgade 10 DK-2100 Copenhagen Ø Denmark
	Telephone: Telefax:	+45 3917 9200 +45 3917 9393
www.torm.dk

Company registration no.:	22460218

Founded:	1889

Board of directors:	N. E. Nielsen (Chairman) Christian Frigast (Deputy Chairman) Michael Agerholm (elected by the employees) Søren Elbek (elected by the employees) Ditlev Engel Gabriel Panayotides

Management:	Klaus Kjærulff, CEO Klaus Nyborg, CFO

Auditors:	Ernst & Young Jesper Jarlbæk/Kirsten Aaskov Mikkelsen (formerly Arthur Andersen)

Share capital:	DKK 182,000,000 (18,200,000 shares of DKK 10)

Annual General Meeting:	9 April 2002

Securities codes/tickers:	Copenhagen Stock Exchange: TORM, share code: DK0010281468 NASDAQ: TRMD.

TORM was founded in 1889 by Captain Ditlev Torm and is today one of the most respected names in international shipping. A longtime focus on quality and a prudent style of financial management have earned it the respect of the maritime and financial communities alike. TORM’s present fleet of nearly 100 vessels includes some of the most modern ships afloat.  Commercial operations are conducted largely via pooling arrangements with other leading shipowners who share TORM’s commitment to safety, environmental responsibility and customer service, with TORM responsible for the commercial management of the majority of these pools. Headquartered in Copenhagen, Denmark, the company is listed on the Copenhagen Stock Exchange as TORM. You’ll find more about its history, fleet and core businesses along with detailed investor information at www.torm.dk.

A/S Dampskibsselskabet TORM
Marina Park
Sundkrogsgade 10
DK-2100 Copenhagen Ø
DENMARK

Telephone:	+45 39 17 92 00
Telefax:	+45 39 17 93 93
E-mail:	mail@torm.dk
Website:	www.torm.dk

VISION ANCHORED IN EXPERIENCE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM

(registrant)

Dated: 27th February 2003	By:	/s/ Klaus Nyborg
Klaus Nyborg
Chief Financial Officer

03810.001 #316393